Exhibit 99.1

Suite 575, 510 Burrard Street

Vancouver, British Columbia

Canada V6C 3A8

NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

DATED: March 24, 2021

NOTICE OF 2021 ANNUAL GENERAL MEETING OF MAVERIX METALS INC.

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Maverix Metals Inc. (the “Corporation” or “Maverix”) will be held, Thursday, May 13, 2021, 2:00 p.m. (Pacific Time) at Suite 575, 510 Burrard Street, Vancouver, British Columbia V6C 3A8. The purpose of the Meeting is to consider and take action on the following matters:

1.	receive the audited financial statements of the Corporation for the year ended December 31, 2020 together and the auditor’s report thereon;

2.	to fix the number of directors of the Corporation at nine;

3.	elect directors for the ensuing year;

4.	appoint KPMG LLP as the Corporation’s auditors for the ensuing year and authorize the directors to set the auditors’ remuneration;

5.	to consider, and if deemed advisable, to pass a resolution, with or without amendments, to approve an increase to, as well as the replenishment of, the reserve of common shares of the Corporation available for issuance under the Corporation’s Amended and Restated Stock Option and Compensation Share Plan; and

6.	to transact any other business that may properly come before the Meeting.

The Management Information Circular (“Circular”) dated March 24, 2021 provides additional information relating to the matters to be addressed at the Meeting and forms part of this Notice.

As a result of the COVID-19 pandemic, recommendations from applicable public health authorities and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Corporation will hold a hybrid Meeting, allowing for Shareholder participation in person and a virtual component via teleconference by calling (toll-free Canada and USA) 1-800-319-4610 or (International) +1-604-638-5340 in accordance with the instructions below. Callers should dial in fifteen to twenty minutes prior to the scheduled time of the Meeting and ask to join the Meeting.

In order to participate fully during the Meeting via teleconference, registered Shareholders and duly appointed proxyholders must pre-register via the following link prior to the proxy cut-off time at 2:00 p.m. (Pacific Time) on May 11, 2021:

http://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10013920&linkSecurityString=d54f01340

After pre-registration has been completed, pre-registered registered Shareholders and duly appointed proxyholders will see on screen a unique PIN they have been assigned and dial-in phone numbers they will use to join the conference call. These details will also be sent to the pre-registered registered Shareholders and duly appointed proxyholders by email in the form of a calendar booking. It is recommended that pre-registered registered Shareholders and duly appointed proxyholders attempt to connect at least ten minutes prior to the scheduled start time of the Meeting.

Registered Shareholders and duly appointed proxyholders who have properly pre-registered to participate in the meeting as outlined above will have the opportunity to speak during the Meeting and provided they have not already submitted their vote via proxy, participate in telephone voting. Registered Shareholders and duly appointed proxyholders should consider voting their Common Shares in advance so that their vote will be counted if they later decide not to attend the Meeting by teleconference.

2

All other Shareholders and stakeholders wishing to attend the Meeting by teleconference, but not ask questions or otherwise participate at the Meeting, may dial the following toll free, or international toll number approximately five minutes prior to the commencement of the Meeting and ask the operator to join the Maverix Metals AGM call: Toll-free (Canada/U.S.): 1-800-319-4610 or Toll (International): +1-604-638-5340.

The directors have fixed March 24, 2021 as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting. If you were a Shareholder as of March 24, 2021, you are entitled to vote at the Meeting. If you are unable to attend the Meeting, you are encouraged to read, complete, date, sign and return the enclosed Form of Proxy (“Proxy”) or Voting Instruction Form (“VIF”) in the manner specified on the form, no later than 2:00 p.m. (Pacific Time) on May 11, 2021.

Please refer to the section “Voting Information” in the Circular for details on how to vote at the Meeting. Maverix strongly encourages Shareholders to vote in advance using their Proxy or VIF as described in the Circular and to participate in the Meeting through the teleconference.

The Corporation will use Notice-and-Access procedures adopted by the Canadian Securities Administrators to deliver this Notice and the Circular. Shareholders will receive a Proxy or VIF and the Notice-and-Access notification with instructions on how to access the Circular electronically. The Circular will be available on the Corporations website (www.maverixmetals.com), under the Corporation’s profile on SEDAR (www.sedar.com) and in the United States, on EDGAR (www.sec.gov). The Meeting Materials will remain on the Corporation’s website for one full year. Shareholders who wish to receive more information about Notice-and-Access or to receive paper copies of the Circular or other proxy-related materials may contact the Corporation’s Transfer Agent by calling toll-free at 1-866-600-5869 or the Corporation’s Corporate Secretary by email at info@maverixmetals.com.

DATED at Vancouver, British Columbia this 24th day of March, 2021.

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Daniel O’Flaherty

Chief Executive Officer

MAVERIX METALS INC.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Date of Information, Currency and References

Information in this Management Information Circular (the “Circular”) is provided as at March 24, 2021, except as otherwise indicated. All currency amounts expressed herein, unless otherwise indicated, are expressed as Canadian dollars. In this Circular, “you” and “your”, refer to shareholders of the Corporation (the “Shareholders”) and “we”, “us” or “our”, or “Maverix” refer to the Corporation. References to the Corporation in this Circular include the Corporation’s subsidiaries unless the context requires otherwise.

Impact of COVID-19

This year to proactively deal with the continued impact of the novel coronavirus, also known as COVID-19, to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, and in compliance with current government direction and advice to which we will continue to adhere between the date of the Circular and the date of the Meeting, we will hold a hybrid Meeting, allowing for Shareholder participation in person and a virtual component via teleconference by calling (toll-free Canada and USA) 1-800-319-4610 or (International) +1-604-638-5340. Callers should dial in fifteen to twenty minutes prior to the scheduled time of the Meeting and ask to join the Meeting. Please refer to the section “Voting Information” in the Circular for details on how to vote at the Meeting.

In order to participate fully during the Meeting via teleconference, registered Shareholders and duly appointed proxyholders must pre-register via the following link prior to the proxy cut-off time at 2:00 p.m. (Pacific Time) on May 11, 2021:

http://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10013920&linkSecurityString=d54f01340

After pre-registration has been completed, pre-registered registered Shareholders and duly appointed proxyholders will see on screen a unique PIN they have been assigned and dial-in phone numbers they will use to join the conference call. These details will also be sent to the pre-registered registered Shareholders and duly appointed proxyholders by email in the form of a calendar booking. It is recommended that pre-registered registered Shareholders and duly appointed proxyholders attempt to connect at least ten minutes prior to the scheduled start time of the Meeting.

Registered Shareholders and duly appointed proxyholders who have properly pre-registered to participate in the Meeting as outlined above will have the opportunity to speak during the Meeting and provided they have not already submitted their votes via proxy, participate in telephone voting. Registered Shareholders and duly appointed proxyholders should consider voting their common shares (the “Common Shares”) in advance so that their vote will be counted if they later decide not to attend the Meeting by teleconference.

All other Shareholders and stakeholders wishing to attend the Meeting by teleconference, but not ask questions or otherwise participate in the Meeting, may dial the following toll free, or international toll number approximately five minutes prior to the commencement of the Meeting and ask the operator to join the Maverix Metals AGM call: Toll-free (Canada/U.S.): 1-800-319-4610 or Toll (International): +1-604-638-5340.

The Corporation reserves the right to take any additional precautionary measures it deems appropriate in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak, including changing the Meeting date, time, location and/or means of holding the Meeting. Such changes will be announced by way of news release. Shareholders are advised to monitor the Corporation’s website at www.maverixmetals.com or the Corporation’s profile, in Canada, on SEDAR at www.sedar.com and, in the United States, on EDGAR, at www.sec.gov, where copies of such news releases, if any, will be posted. Shareholders are advised to check the Corporation’s website regularly for the most current information. The Corporation does not intend to prepare an amended Circular in the event of changes to the Meeting format. We encourage Shareholders to vote their Common Shares prior to the Meeting by any of the means described in this Circular and to attend the Meeting virtually.

Notice-and-Access

The Corporation will deliver this Notice of Meeting and Circular, a Proxy and related documents (collectively, the “Meeting Materials”) to Shareholders by posting the Meeting Materials on its website at www.maverixmetals.com. The Meeting Materials will also be available under the Corporation’s profile on SEDAR (www.sedar.com) and in the United States, on EDGAR (www.sec.gov) on April [•], 2021. The Meeting Materials will remain on the Corporation’s website for one full year.

The Corporation will continue to mail paper copies of this Circular and other proxy-related materials to those registered and non-registered Shareholders who previously elected to receive paper copies of such materials. All other Shareholders will receive a notice package (the “Notice Package”) which will contain information on how to obtain electronic and paper copies of this Circular and other proxy-related materials in advance of the Meeting as well as how to vote.

The Corporation has sent a Notice Package containing a Notice-and-Access notification and an accompanying Proxy, in the case of registered Shareholders, or VIF, in the case of non-registered Shareholders, as applicable, directly to its registered Shareholders and those non-registered Shareholders that have consented to allow their addresses to be provided to the Corporation (“NOBOs”). The Corporation will not use procedures known as “stratification” in relation to the use of Notice-and-Access, meaning that both registered and non-registered Shareholders will be mailed a Notice Package. The Corporation does not intend to pay for intermediaries such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees to forward the Notice Package to those non-registered Shareholders that have refused to allow their address to be provided to the Corporation (“OBOs”). Accordingly, OBOs will not receive the Notice Package unless their respective intermediaries assume the cost of forwarding such documents to them.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Shareholders who wish to receive more information about Notice-and-Access or to receive paper copies of the Circular or other proxy-related materials may contact the Corporation’s Transfer Agent by calling toll-free at 1-866-600-5869 or the Corporation’s Corporate Secretary by email at info@maverixmetals.com. Requested materials will be sent to the requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting or any postponement or adjournment thereof.

Voting Securities and Principal Holders of Voting Securities

The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value. As at March 24, 2021, Maverix had 141,077,660 issued and outstanding, fully paid and non-assessable Common Shares, each carrying the right to one vote. The Corporation is also authorized to issue an unlimited number of preferred shares in the capital of the Corporation, of which none are issued and outstanding as at March 24, 2021.

To the knowledge of the directors (each, a “Director”) and executive officers (each, an “Officer”) of the Corporation, the only persons or companies that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares as at March 24, 2021 were:

Shareholder Name	Number of Shares Held (1)	Percentage of Issued Shares
Pan American Silver Corp.	25,483,500	18.1%
Newmont Corporation	42,000,000	29.8%

Note:

(1)       The above information has been obtained from www.sedi.ca.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than the election of Directors, no (a) person who has been a Director or Officer of the Corporation at any time since the beginning of the Corporation’s most recently completed financial year, (b) Nominee; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Other Matters

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies is made on behalf of Management. It is expected that the solicitation of proxies will be primarily by mail pursuant to Notice-and-Access (as defined below), but proxies may also be solicited personally, by telephone, e-mail, internet, facsimile or other means of communication by regular officers, employees and agents of the Corporation at nominal cost. The cost of solicitation by Management will be borne directly by the Corporation.

Record Date

The record date for the Meeting is March 24, 2021 (the “Record Date”).

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected and disclosed in accordance with the corporate laws of Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the Canada Business Corporations Act, certain of its directors executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Appointment of Proxyholder

A proxy is an instrument used to designate persons who will vote on behalf of a Shareholder in accordance with the instructions given by the Shareholder in the proxy. The proxy nominees named in the enclosed form of proxy are officers and/or directors of the Corporation. A Shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy to attend and act on such Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder may either insert the name of such other person or company in the blank space provided in the enclosed form of proxy or complete and submit another form of proxy acceptable to the Corporation. A proxyholder does not have to be a Shareholder.

Unless specifically directed in a proxy to withhold the Common Shares represented by the proxy from a ballot or show of hands, the persons named as proxyholders in such proxy shall vote the Common Shares represented by the Proxy on each ballot or show of hands. Where a choice with respect to any matter to be acted upon has been specified in a proxy, the Common Shares will be voted in accordance with the specifications so made.

In the absence of any instructions on the form of proxy or if such instructions are unclear, the persons named in the enclosed form of proxy will vote the Common Shares represented by the form of proxy FOR each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Circular.

A proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person or company appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their best judgement on such matter of business. At the time of the printing of this Circular, Management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Proxy Voting – Registered Shareholders

A person or company whose name appears on the books and records of the Corporation is a “registered shareholder”. A registered Shareholder may vote their Common Shares at the Meeting either in person or by proxy. Only registered Shareholders and proxyholders are permitted to vote at the Meeting.

Please review the enclosed form of proxy carefully for additional information and resources for assistance. To be effective, a proxy must be received by TSX Trust no later than 2:00 p.m. (Vancouver Time) two days (excluding Saturdays, Sundays, and statutory holidays) before the Meeting.

Voting Instructions for Registered Shareholders:

•	Attend the Meeting and vote the shares in person. A registered shareholder must register or advise the Corporation upon arrival at the Meeting;

•	Complete, date and sign the Proxy and return it to the Corporation’s transfer Agent, TSX Trust Company (“TSX Trust”), by fax at 416-595-9593 or at its office at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, both for receipt not later than Tuesday, May 11, 2021 at 2:00 p.m. (Vancouver Time); or

•	by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 11, 2021 at 2:00 p.m. (Vancouver Time).

Proxy Voting – Non-Registered or Beneficial Shareholders

A “non-registered” shareholder or a “beneficial shareholder” is a person or company whose shares of the Corporation are not registered directly in their name but instead are registered in the name of a brokerage firm, bank or trust company through which the shares were purchased or with who the shares were deposited. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Beneficial Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Shareholder deals with in respect of the shares, or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Beneficial Shareholders – those who object to their names being made known to the issuers of securities which they own (“OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” for Non-Objecting Beneficial Owners).

Voting Instructions for Beneficial Shareholders:

•	NOBOs will receive the Meeting Materials as requested directly from TSX Trust. NOBOs should complete and return their voting instructions in accordance with the Voting Information Form (“VIF”) provided by TSX Trust.

•	OBOs will receive the Meeting Materials from their broker or from another Intermediary such as Broadridge Investor Communications Corporation, provided that their respective Intermediary has assumed the cost of forwarding such Meeting Materials to them. OBOs should complete and return their voting instructions in accordance with the VIF provided to them.

A Beneficial Shareholder cannot use the VIF provided to vote directly at the Meeting. Should a Beneficial Shareholder wish to attend and vote at the Meeting in person or via teleconference, the Beneficial Shareholder must insert his or her name (or the name of such other person as the Beneficial Shareholder wishes to attend and vote on his or her behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in accordance with the instructions provided well in advance of the Meeting.

Only registered shareholders have the right to revoke a Proxy. Beneficial Shareholders of shares who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary, revoke their Proxy in accordance with the revocation procedures set out in this Circular.

Pre-Registration for Registered Shareholders and Appointed Proxyholders Participating Via Teleconference

In order to participate fully during the Meeting via teleconference, registered Shareholders and duly appointed proxyholders must pre-register via the following link prior to the proxy cut-off time at 2:00 p.m. (Pacific Time) on May 11, 2021:

http://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10013920&linkSecurityString=d54f01340

After pre-registration has been completed, pre-registered registered Shareholders and duly appointed proxy holders will see on screen a unique PIN they have been assigned and dial-in phone numbers they will use to join the conference call. These details will also be sent to the pre-registered registered Shareholders and duly appointed proxyholders by email in the form of a calendar booking. It is recommended that pre-registered registered Shareholders and duly appointed proxyholders attempt to connect at least ten minutes prior to the scheduled start time of the Meeting.

Registered Shareholders and duly appointed proxyholders who have properly pre-registered to participate in the Meeting as outlined above will have the opportunity to speak during the Meeting and provided they have not already submitted their votes via proxy, participate in telephone voting. Registered Shareholders and duly appointed proxyholders should consider voting their Common Shares in advance so that their vote will be counted if they later decide not to attend the Meeting by teleconference.

All other Shareholders and stakeholders wishing to attend the Meeting by teleconference, but not ask questions or otherwise participate at the Meeting, may dial the following toll free, or international toll number approximately five minutes prior to the commencement of the Meeting and ask the operator to join the Maverix Metals AGM call: Toll-free (Canada/U.S.): 1-800-319-4610 or Toll (International): +1-604-638-5340.

Revocation of Proxies – Registered Shareholders

A registered Shareholder may revoke a proxy by delivering an instrument in writing executed by the Shareholder or the Shareholder’s attorney authorized in writing or, where the Shareholder is a company, by a duly authorized officer or attorney thereof, at any time up to 2:00 p.m. (Pacific Time) 48 hours (excluding Saturday, Sunday and statutory holidays) before the Meeting, either to:

(i)	the head office of the Corporation at Suite 575, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8; or

(ii)	TSX Trust, by fax at 416-595-9593 or at its office at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1; or

(iii)	the Chair of the Meeting on the day of the Meeting before any vote in respect of which the Proxy is to be used shall have been taken or in any other manner provided by law.

Revocation of Proxies – Non-Registered or Beneficial Shareholders

Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary, revoke their proxy in accordance with the revocation procedures set out above.

Shareholder Agreements

The following is a summary of the Shareholder Agreements (as defined below). The summary of the Shareholder Agreements provided below is qualified in its entirety by reference to the full text of the Shareholder Agreements. Each of the Shareholder Agreements is available under the Corporation’s profile on SEDAR at www.sedar.com.

The Corporation has entered into a shareholder agreement with each of Pan American Silver Corp. (“Pan American”) (dated July 7, 2016, as amended January 16, 2017 and as amended and restated on June 29, 2018) and Newmont Corporation (“Newmont”) (dated June 29, 2018, as amended) (together, the “Shareholder Agreements”). The Shareholder Agreements are in substantially similar form and pursuant to which each of Pan American, Newmont and the Corporation have agreed that, among other things, each of Pan American and Newmont will:

•	have certain rights in respect of equity financings of the Corporation, including standard anti-dilution rights;

•	have demand qualification rights in specified circumstances in respect of the Corporation completing and filing a prospectus relating to a proposed disposition of all or a portion of the shareholder’s shareholdings in the Corporation;

•	be obligated to give the Corporation notice and an opportunity to make an offer to acquire any royalty or metal stream that the shareholder contemplates granting; and

•	be entitled, depending on current shareholdings of the Corporation, to nominate individuals for election to the Board (the “Board Nominee Right”).

The Board Nominee Right applies to each of Pan American and Newmont where:

•	Pan American’s shareholdings of the Corporation are equal to or exceed 50% of the Corporation’s outstanding Common Shares then Pan American is entitled to two nominees for election to the Board; and

•	Newmont’s or Pan American’s shareholdings in the Corporation are equal to or exceed 10% of outstanding Common Shares, then each of Newmont and Pan American, respectively, is entitled to one nominee for election to the Board.

As at the date of this Circular, Pan American has nominated Robert Doyle as its nominee and Newmont has nominated Blake Rhodes as its nominee.

Pursuant to each Shareholder Agreement, provided the Corporation has endorsed and recommended nominees for election to the Board, at every meeting of the Shareholders at which the election of Directors is considered, each of Pan American and Newmont must:

•	vote its Common Shares in favor of the election of Management’s proposed nominees for election to the Board at every such meeting;

•	not effect, conduct or participate in any solicitation of proxies with respect to any securities of the Corporation (other than any solicitation of proxies conducted by Management) against Management’s proposed nominees for election of the Board; and

•	vote its Common Shares in the manner recommended by the Board with respect to other matters in the ordinary course brought to a vote of Shareholders, including but not limited to, appointing the auditor of the Corporation and fixing the auditor’s remuneration, approving and ratifying employees or consultants of the Corporation, approving and ratifying the compensation of Directors, Officers, employees and consultants of the Corporation and other routine housekeeping matters.

BUSINESS OF THE MEETING

Financial Statements

The audited annual financial statements and Management’s Discussion and Analysis (“MD&A”) of the Corporation for the year ended December 31, 2020 are available upon request from the Corporation or they can be found on SEDAR at www.sedar.com or on the Corporation’s website at www.maverixmetals.com. The audited annual consolidated financial statements for the year ended December 31, 2020 and the report of the auditors thereon will be placed before the Meeting.

Number of Directors

At the Meeting, the Corporation will ask shareholders to vote for the number of directors to be set at nine.

The persons named in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the number of directors to be set at nine.

Election of Directors

The Directors are elected at each annual general meeting of the Shareholders and hold office until the next annual general meeting of the Shareholders or until their successors are appointed unless the Director’s office is earlier vacated. The Board presently consists of nine Directors and it is intended that nine Directors be elected for the ensuing year. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following persons have consented to be nominated for election at the Meeting as management’s nominees (each a “Nominee”): Geoff Burns (Chair), Daniel O’Flaherty, J.C. Stefan Spicer, Dr. Christopher Barnes, Robert Doyle, Blake Rhodes, Brian Penny, David Scott and Tara Hassan

At the Meeting, the Corporation will ask shareholders to vote for the election of the nine nominees proposed by management as directors. For further information please see the section “Director Information” in this Circular.

The persons named in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the election of the Nominees.

Appointment of Auditors

At the Meeting, shareholders will be asked to appoint KPMG LLP, as auditor of the Corporation for the ensuring year and to authorize the directors to fix their remuneration.

During the years ended December 31, 2020 and 2019, the following fees were billed to the Corporation by its auditors:

Financial Year Ending	Auditor	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2020	KPMG	$274,562	Nil	Nil	Nil
2019	KPMG	$207,380	Nil	Nil	Nil

Notes:

(1)	Aggregate audit and review fees billed.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and which are not included under the head “Audit Fees”.

(3)	Tax advisory fees for ad hoc tax advice.

(4)	Aggregate fees billed for products and services other than billed under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

The persons named in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the appointment of the auditors and the authorization for the directors to fix their remuneration.

Amendment to Stock Option and Compensation Share Plan

The Corporation established a stock option and compensation share plan in 2016, which plan was subsequently amended, restated and approved by the shareholders of the Corporation on June 30, 2020 (as amended and restated, the “Option Plan”) in order to make the terms of the Option Plan consistent with the provisions of the TSX Company Manual and other TSX-listed companies generally. The Option Plan provides for the reservation of a fixed number of Common Shares to be issued thereunder.

The Option Plan allows the Corporation to provide long-term incentives to retain, motivate and reward the services of key personnel. For the Corporation and the industry in which it operates, the granting of stock options and or the issuance of compensation shares continue to be an important and common form of compensation among the Corporation’s peers. Details of the current Option Plan are included under the section titled “Executive Compensation – Long Term Incentive Plan” in this Circular.

The Option Plan currently provides that a maximum of 7,500,000 Common Shares are issuable pursuant to incentive stock options (“Options”) or compensation shares (“Compensation Shares”) that are granted or issued thereunder, which represents 5.3% of the issued and outstanding Common Shares at the Record Date. In addition, the Option Plan currently provides that a maximum of 2,500,000 Compensation Shares may be issued under the Option Plan (the “Compensation Share Limit”).

Currently the number of Common Shares which may be issued under the Option Plan, together with the Amended and Restated Restricted Share Unit Plan dated June 30, 2020 (the “RSU Plan”), in aggregate, shall not at any time exceed 10,500,000 Common Shares (7.4% of the total number of issued and outstanding Common Shares as at the Record Date). If the Plan Amendments (as defined below) are approved, then the number of Common Shares which may be issued under the Option Plan, together with the RSU Plan, in aggregate, shall not at any time exceed 13,000,000 (9.2% of the total number of issued and outstanding Common Shares as at the Record Date). The Compensation Share Limit will not be amended. The Board has approved, subject to approval of the Plan Amendments, a “house-keeping” amendment to the RSU Plan to state the new aggregate limit of 13,000,000 Common Shares between the Option Plan and the RSU Plan.

As at the Record Date:

•	a total of 5,538,338 Options and 626,092 Compensation Shares have been granted or awarded under the Option Plan since the Option Plan’s inception.

•	1,940,895 Common Shares have been issued pursuant to the exercise of Options since the Option Plan’s inception.

•	3,479,533 Common Shares are issuable pursuant to outstanding Options that have not yet been exercised,

•	117,910 Options have been cancelled under the Option Plan since the Option Plan’s inception and are again available for grant; and

•	1,453,480 Common Shares remain available for grant or issuance pursuant to future awards under the current limits of the Option Plan, representing 1.0% of the issued and outstanding Common Shares.

Based on the current number of Common Shares available for grant or issuance under the Option Plan and the current annual rate of grant and issuance, the Board recommends increasing the aggregate number of Common Shares reserved under the Option Plan by 5,066,987 Common Shares as follows:

(i)	increasing the maximum number of Common Shares that are issuable under the Option Plan pursuant to Options and Compensation Shares from 7,500,000 to 10,000,000, which increase of 2,500,000 Common Shares represents 1.8% of the issued and outstanding Common Shares as at the Record Date; and

(ii)	increasing the number of Common Shares reserved for issuance by 2,566,987 Common Shares that would replenish the Option Plan for previously exercised Options and previously awarded Compensation Shares, which number of Common Shares represents 1.8% of the issued and outstanding Common Shares as at the Record Date;

(collectively the “Plan Amendments”).

If the Plan Amendments are approved by the Shareholders at the Meeting, the total number of Common Shares available for grant under the Option Plan would be 6,520,467, representing 4.6% of the issued and outstanding Common Shares as at the Record Date.

On March 22, 2021, the Compensation Committee and the Board has each approved the Plan Amendments, subject to TSX and Shareholder approvals. The Plan Amendments have been conditionally approved by the TSX subject to receipt form the Corporation of, among other things, evidence of Shareholder approval.

Shareholders are being asked to consider, and if deemed advisable, to pass an ordinary resolution in the form set forth below to approve the Plan Amendments (the “Option Plan Resolution”). A simple majority of the votes cast at the Meeting, whether in person or by Proxy, will constitute approval of the Option Plan Resolution. If the Option Plan Resolution is approved by Shareholders, the maximum number of shares issuable under the Option Plan from and after the date of the meeting will be 10,000,000.

Option Plan Resolution

“BE IT RESOLVED THAT:

1.	section 3.3 of the Corporation’s Amended and Restated Stock Option and Compensation Share Plan dated June 30, 2020 (the “Plan”) be and is hereby amended to:

a.	delete the reference to “7,500,000” and insert the number “10,000,000”, which amendment will increase the maximum number of Shares (as such term is defined under the Plan) which may be issuable pursuant to Options granted or Compensation Shares (as such terms are defined under the Plan) issued under the Plan by 2,500,000 Shares to 10,000,000; and

b.	delete the reference to “10,500,000” and insert the number “13,000,000”, which amendment will increase the maximum number of Shares which may be issued under the Plan, together with the Corporation’s Amended and Restated Restricted Share Unit Plan, in aggregate, by 2,500,000 to 13,000,000;

2.	the Plan be and is hereby amended to increase the total number of Shares reserved for issuance under the Plan by an additional 5,066,987 Shares, of which 2,566,987 will replenish previously exercised Options and granted or awarded Compensation Shares and 2,500,000 will increase the maximum number of Shares issuable pursuant to Options granted or Compensation Shares issued under the Plan to 10,000,000 Shares;

3.	that the Corporation be authorized to reserve an additional 5,066,987 common shares in the capital of the Corporation to be issued upon the exercise of Options granted or Compensation Shares issued under the Plan; and

4.	any director or officer of the Corporation be and is hereby authorized to execute and deliver such documents and instruments and to take such other actions as such director or officer may deem necessary or advisable to give effect to this resolution in his or her, as the case may be, entire discretion, his or her, as the case may be, determination being conclusively evidenced by the execution and delivery of such documents or instruments and the taking of such actions.”

For the reasons described above, the Board considers the Plan Amendments to be appropriate and in the best interests of the Corporation. The Board recommends that the Shareholders vote for the approval of the Option Plan Resolution.

The persons named in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the Option Plan Resolution.

DIRECTOR INFORMATION

Majority Voting Policy

The Board has adopted a majority voting policy (the “Majority Voting Policy”), applicable only to uncontested elections of Directors, that provides that if any of the Nominees receives a greater number of votes withheld from his or her election than votes for election, that Nominee will promptly tender his or her resignation to the Chair following the Meeting. The Corporation’s Nominating and Governance Committee will consider the offer of resignation and recommend to the Board whether to accept the resignation. Absent any exceptional circumstances, the Board will accept the resignation. A Nominee that tenders a resignation under the Majority Voting Policy will not participate in any meeting of the Board or any committee of the Board at which the resignation is considered.

Within 90 days of the relevant Shareholder meeting, the Board must make its determination whether or not to accept the resignation and issue a news release either announcing the resignation of the Nominee or explaining the reasons justifying the decision not to accept the resignation. If a resignation is tendered and accepted, subject to applicable corporate law, the Board may leave the vacancy unfilled or may appoint a new director.

The full text of the Majority Voting Policy is available on the Corporation’s website at www.maverixmetals.com.

Nominees

The Board and the Nominating and Corporate Governance Committee of the Corporation’s Board have determined that each of the nine nominees proposed to serve as directors possesses the necessary skill and qualifications to collectively comprise a highly effective board.

The following section provides biographical information about each nominee, including the nominees’ equity ownership in the Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Nominees (or any of their personal holding companies):

(a)	is, or during the ten years preceding the date of this Circular has been, a director, chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, or during the ten years preceding the date of this Circular has been, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(c)	has, within the ten years preceding the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

For the purposes of paragraphs (a)(i) and (a)(ii) above, an “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

None of the Nominees (or any of their personal holding companies) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable security holder of the Corporation in deciding whether to vote for a proposed director.

Nominee Profiles

Profiles of the Nominees are set out below. Information concerning each Nominee is based upon information furnished by such Nominee.

For additional information regarding compensation and minimum ownership requirements, please see “Director Compensation” in this section.

Geoff Burns British Columbia, Canada	Director Since: June 17, 2016	Committee Memberships: Compensation Committee (Chair) Nominating and Governance Committee
Principal Occupation: Chair of Corporation; President and CEO of Pan American (July 1, 2003 to December 31, 2015)	Mr. Burns co-founded Maverix in 2016. Prior to this, Mr. Burns was President and Chief Executive Officer of Pan American from May 2004 until his retirement on December 31, 2015. Mr. Burns has 35 years of experience in the precious metals mining and precious metals royalty and streaming industries. Mr. Burns holds a Bachelor of Science degree in Geology from McMaster University and a Master of Business Administration from York University. Mr. Burns has extensive experience throughout North and South America in mine operations and project development and has led numerous capital market transactions including placements of equity, debt and convertible debt, as well as having led numerous key acquisitions for both Pan American and Maverix.
Other Public Company Directorships: Northern Vertex Mining Corp.	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 6,392,364(1) Restricted Share Units: 13,001
Prior Year Meeting Voting Results	Votes For	Votes Withheld
2020	98,437,693 (99.97%)	32,620 (0.033%)

Note:

(1)	Mr. Burns exercises control or direction over 15,000 Common Shares that are registered in the name of E. Joan Burns, Mr Burns’ mother.

J.C. Stefan Spicer Ontario, Canada	Director Since: June 17, 2016	Committee Memberships: Nominating and Governance Committee (Chair) Audit Committee
Principal Occupation: Businessman; Past Chair, President and CEO of Central Fund of Canada Limited (1995 to January 2018)	Mr. Spicer was previously the Chairman, President, and CEO of Central Fund of Canada Limited (“Central Fund”), positions he held from 1995 to January 2018. Central Fund traded on the NYSE and the TSX and passively held in excess of US$3.3 billion in unencumbered, allocated and physically segregated holdings of gold and silver bullion in Canada. Mr. Spicer was also a founder of and the past Chairman, President and CEO of Central GoldTrust and Silver Bullion Trust. He has in excess of 35 years of investment industry experience.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 908,458(1) Restricted Share Units: 9,751
Prior Year Meeting Voting Results	Votes For	Votes Withheld
2020	98,438,493 (99.97%)	100,518 (0.1202%)

Note:

(1)       Mr. Spicer is also the holder of 31,194 Options that expire on May 30, 2022.

Dr. Christopher Barnes Ontario, Canada	Director Since: June 17, 2016	Committee Memberships: Audit Committee Compensation Committee Nominating and Governance Committee
Principal Occupation: Physician (retired)	Dr. Barnes was Chief of Staff of Blind River Hospital in Ontario for 22 years. He is a retired physician and was a former member of Blind River Hospital’s Board of Directors from 1990 to 2014. Furthermore, Dr. Barnes is the founder and Chair of the Board of Directors of the Huron Shores Family Health Team. Dr. Barnes holds a MD degree from the University of Toronto. Dr. Barnes is a knowledgeable and proficient businessman with over 25 years of experience in capital markets investing.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 669,478(1) Restricted Share Units: 9,751
Prior Year Meeting Voting Results	Votes For	Votes Withheld
2020	98,379,897 (99.91%)	90,416 (0.092%)

Note:

(1)	Includes 92,811 Common Shares registered in the name of Dr. Christopher Barnes and 576,667 Common Shares registered in the name of Christopher Barnes Medicine Professional Corporation.

Robert Doyle British Columbia, Canada	Director Since: June 17, 2016	Committee Memberships: N/A
Principal Occupation: CFO of Pan American	Mr. Doyle is currently the Chief Financial Officer for Pan American, a position he has held since January 2004. He has a strong background in financial management, particularly in the metals market, after serving for six years as Senior Vice-President, Mining Finance and Metals Marketing with Standard Bank in New York prior to joining Pan American. Mr. Doyle is a Chartered Accountant and a Chartered Financial Analyst and holds a B.Bus.Sc. (Honours) Finance degree from the University of Cape Town.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 68,001 Restricted Share Units: 9,751
Prior Year Meeting Voting Results	Votes For	Votes Withheld
2020	98,433,869 (99.96%)	36,444 (0.037%)

Blake Rhodes Colorado, United States	Director Since: November 20, 2018	Committee Memberships: N/A
Principal Occupation: Senior VP, Strategic Development of Newmont	Mr. Rhodes is currently Senior VP, Strategic Development of Newmont. Mr. Rhodes previously served as VP, Corporate Development, VP, International Strategic Development and Senior Vice President, Indonesia for Newmont. Mr. Rhodes previously held the positions of Vice President/Deputy General Counsel, Corporate Development, Group Executive, Corporate Development and Vice President and General Counsel. Prior to joining Newmont in 1996 as Assistant General Counsel, Mr. Rhodes was an associate at the law firm of Kirkland & Ellis. Mr. Rhodes graduated from Iowa State University with a Bachelor’s Degree in Business Administration. Mr. Rhodes holds a Doctor of Jurisprudence degree from the University of Pennsylvania.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: Nil (1) Restricted Share Units: Nil
Previous Year Meeting Voting Results	Votes For	Votes Withheld
2020	98,414,391 (99.94%)	55,922 (0.057%)

Note:

(1)	Mr. Rhodes serves as the representative of Newmont on the Corporation’s Board and internal policies of Newmont that are applicable to corporations in which Newmont holds a direct equity investment prohibit Mr. Rhodes from owning securities of the Corporation (including common shares, options and RSUs).

Brian Penny Ontario, Canada	Director Since: July 3, 2019	Committee Memberships: Audit Committee (Chair)
Principal Occupation: CFO of Wallbridge Mining Company Limited	Mr. Penny is currently the CFO of Wallbridge Mining Company Limited. Mr. Penny has over 30 years of experience in financial management, strategic planning and financial reporting. Formerly, Mr. Penny held positions as the Executive Vice President and Chief Financial Officer of New Gold Inc. and the Vice President Finance and Chief Financial Officer of Kinross Gold Corporation. Mr. Penny is a Chartered Professional Accountant and holds a Diploma in Business (Accounting) from Cambrian College of Applied Arts & Technology.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 10,000 Restricted Share Units: 9,751
Previous Year Meeting Voting Results	Votes For	Votes Withheld
2020	98,414,077 (99.94%)	56,236 (0.057%)

David Scott Ontario, Canada	Director Since: July 3, 2019 Lead Director Since: January 30, 2020	Committee Memberships: Compensation Committee
Principal Occupation: Businessman; Former Vice Chairman and Managing Director of Mining Global Investment Banking at CIBC Capital Markets	Mr. Scott was formerly the Vice Chairman and Managing Director of Mining Global Investment Banking at CIBC Capital Markets. During his 20-year career at CIBC, Mr. Scott played an active role in the majority of significant mining mergers and acquisitions and equity financing transactions completed in Canada and has extensive contacts in the mining and banking industries globally. Prior to joining CIBC, Mr. Scott held senior leadership positions specializing in mining at RBC Dominion Securities Inc., Richardson Greenshields of Canada Ltd. and Levesque Beaubien Geoffrion Inc.
Other Public Company Directorships: Kinross Gold Corporation	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 416,667 Restricted Share Units: 9,751
Previous Year Meeting Voting Results	Votes For	Votes Withheld
2020	98,455,439 (99.94%)	54,874 (0.056%)

Daniel O’Flaherty British Columbia, Canada	Director Since: May 30, 2017	Committee Memberships: N/A
Principal Occupation: CEO of the Corporation; Executive and Director at Anthem United Inc. (Sept 2013 to Oct 2016); VP Corporate Development at Esperanza Resources Corp. (May 2012 to Aug 2013)	Mr. O’Flaherty co-founded Maverix in 2016. He has over 10 years of investment banking and Executive Officer experience in the mining industry. Mr. O’Flaherty was previously the Executive Vice President and a Director of Anthem United, and prior to that was the Executive Vice President of Corporate Development at Esperanza Resources. He was a director in the investment banking team of Scotia Capital in Vancouver where he specialized in providing advice to clients on acquisitions, divestitures, mergers, and hostile takeover defenses as well as on equity and debt financings in the metals and mining sector. Mr. O’Flaherty holds a Bachelor of Commerce degree, with honours, from the University of British Columbia
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: 3,243,131 (1) Restricted Share Units: 20,020
Prior Year Meeting Voting Results	Votes For	Votes Withheld
2020	98,438,493 (99.97%)	31,820 (0.032%)

Note:

(1)	Includes 42,614 Common Shares registered in the name of Daniel O’Flaherty and 3,200,517 Common Shares registered in the name of Vandelay Industries SEZC.

Tara Hassan British Columbia, Canada	Director Since: November 19, 2020	Committee Memberships: N/A
Principal Occupation: Vice President, Corporate Development of SilverCrest Metals	Ms. Hassan currently serves as the Vice President, Corporate Development at SilverCrest Metals. Ms. Hassan is a mining engineer with over 15 years of industry experience including mine operations, project development, capital markets and mining technology. She spent the bulk of her career as a precious metals equity research analyst covering early-stage companies through to established producers. Ms. Hassan began her career working in mining operations in Northern Ontario. Ms. Hassan graduated from the Robert M. Buchan Department of Mining at Queen’s University and holds her P.Eng.
Other Public Company Directorships: N/A	Number of Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly: Common Shares: Nil Restricted Share Units: 2,471
Prior Year Meeting Voting Results	Votes For	Votes Withheld
2020	N/A	N/A

Meeting Attendance

The table below presents the attendance record of the Directors at Board and committee meetings held during 2020. Historically, a majority of the Directors attend the Corporation’s annual Shareholder meeting.

	Board Meetings		Audit Committee Meetings (1)		Nominating & Corporate Governance Committee Meetings		Compensation Committee Meetings
Director	#	%	#	%	#	%	#	%
Geoff Burns	7	100%	-	-	4	100%	4	100%
Daniel O’Flaherty	7	100%	-	-	-	-	-	-
J.C. Stefan Spicer	7	100%	4	100%	4	100%	-	-
Dr. Christopher Barnes	7	100%	4	100%	4	100%	4	100%
Robert Doyle (2)	7	100%	4	100%	-	-	-	-
Blake Rhodes	6	85%	-	-	-	-	-	-
Brian Penny	7	100%	4	100%	-	-	-	-
David Scott	7	100%	-	-	-	-	4	100%

Notes:

(1)	The members of the Audit Committee of the Corporation meet in camera with the Corporation’s auditors at each Audit Committee meeting.

(2)	Mr. Doyle serves as a special advisor to the Audit Committee.

(3)	Ms. Hassan was appointed as a director of the Corporation on November 19, 2020 and only participated in the one meeting of the Board that she was entitled to attend prior to December 31, 2020.

Director Compensation

The compensation of the Directors is designed to attract and retain individuals with the relevant skills and knowledge to serve on the Board. The Corporation’s Director compensation will also serve to align the interests of the Directors with those of the Shareholders. The Director compensation program reflects the Corporation’s relative size and reinforces the importance of Shareholder value. Director compensation takes into account the time commitment, duties, and responsibilities of the Directors and as well as being benchmarked against Director compensation practices at comparable companies.

While Director compensation amounts are not based on corporate performance, the Board has instituted an annual formal performance assessment process to ensure Director effectiveness and engagement. In addition, the Board has instituted a minimum required shareholding for the Company’s Directors which is equal to three times the value of their annual retainer for being a member of the Board (“Board Shareholding Requirement”). Each Director has a period of three years to meet the Board Shareholder Requirement and as well any RSUs issued to a director will be counted towards the Board Shareholder Requirement. As of December 31, 2020, all members of the Board had met or surpassed this requirement. In addition, the Chief Executive Officer, who is also a member of the Board, does not receive any additional compensation for being a Director. Blake Rhodes, who is a representative of a major shareholder of the Corporation is not permitted to own stock as determined by internal policies of the shareholder he is employed by.

There are several elements to the Director compensation program:

(1)	an annual retainer of $50,000 paid once per financial year, in advance. The annual retainer is payable in cash. The Chair of the Board receives an annual retainer of $200,000.

(2)	an additional equity component of the annual retainer of $30,000 is paid once per financial year, in advance, and is payable in Restricted Share Units. The Chair of the Board receives an additional equity component of the annual retainer of $40,000.

(3)	The following additional retainers are paid once per calendar year, in advance, in cash to the following persons:

(i)	$12,000 to the Chair of the Audit Committee;

(ii)	$12,000 to the Lead Director;

(iii)	$6,000 to the Chair of the Nominating and Governance Committee;

(iv)	$6,000 to the Chair of the Compensation Committee; and

(v)	$5,000 to each of the members of the Audit Committee other than the Chair of the Audit Committee.

(4)	Attendance meeting fees of $1,000 per meeting are paid once a year, in arrears.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year (December 31, 2020):

Director	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Geoff Burns	217,000	40,000	Nil	Nil	1,178	258,178
J.C. Stefan Spicer	73,000	30,000	Nil	Nil	Nil	103,000
Dr. Christopher Barnes	70,000	30,000	Nil	Nil	Nil	100,000
Robert Doyle	57,500	30,000	Nil	Nil	Nil	87,500
Blake Rhodes (1)	Nil	Nil	Nil	Nil	Nil	Nil
Brian Penny	71,000	30,000	Nil	Nil	Nil	101,000
David Scott	70,000	30,000	Nil	Nil	Nil	101,000
Tara Hassan (2)	Nil	15,000	Nil	Nil	Nil	15,000

Notes:

(1)	Mr. Rhodes serves on the Board as a representative of Newmont and pursuant to Newmont internal policies is not permitted to receive fees from the Corporation for his participation as a Board member.

(2)	Ms. Hassan was appointed as a director of the Corporation on November 19, 2020 and only participated in one meeting of the Board that she was entitled to attend prior to December 31, 2020. Ms. Hassan did not receive any fees during the year ended December 31, 2020, but was paid a prorated portion of the additional equity component of the annual retainer in Restricted Share Units.

Other than as discussed above, the Corporation has no arrangements, standard or otherwise, pursuant to which Directors who are not Named Executive Officers are compensated by the Corporation or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular. The Corporation does, however, reimburse the independent Directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Corporation.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards outstanding at the end of the most recently completed financial year (December 31, 2020), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Exercise Price	Option Expiration Date	Value of Unexercised In-The- Money Options(1)	Number of Shares or Units of Shares That Have Not Vested(2)	Market or Payout Value of Share- based Awards That Have Not Vested(3)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed
Geoff Burns	Nil	Nil	Nil	Nil	13,001	$91,137	Nil
J.C. Stefan Spicer	64,000	$1.08	April 10, 2021	$379,250
	31,194	$2.80	May 30, 2022	$131,327	9,751	$68,354	Nil
Dr. Christopher Barnes	62,387	$2.80	May 30, 2022	$262,649	9,751	$68,354	Nil
Robert Doyle	128,000	$1.08	April 10, 2021	$759,040	9,751	$68,354	Nil
Blake Rhodes (4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Penny	Nil	Nil	Nil	Nil	9,751	$68,354	Nil
David Scott	Nil	Nil	Nil	Nil	9,751	$68,354	Nil
Tara Hassan (5)	Nil	Nil	Nil	Nil	2,471	$17,332	Nil

Notes:

(1)	Calculated using the closing price of the Corporation’s shares on the TSX on December 31, 2020, of C$7.01 and subtracting the exercise price of the in-the-money options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Corporation’s shares on the date of exercise.

(2)	This column reflects Restricted Share Units for which the restricted periods had not yet expired (and had not been deferred) as of December 31, 2020 and, as such, these Restricted Share Units remain unvested.

(3)	The figures in this column are calculated using the closing price of the Corporation’s shares on the TSX on December 31, 2020 of C$7.01.

(4)	Mr. Rhodes serves on the Board as a representative of Newmont and pursuant to Newmont internal policies is not permitted to receive fees from the Corporation for his participation as a Board member.

(5)	Ms. Hassan was appointed as a director of the Corporation on November 19, 2020 and only participated in one meeting of the Board that she was entitled to attend prior to December 31, 2020. Ms. Hassan did not receive any fees during the year ended December 31, 2020, but was paid a prorated portion of the additional equity component of the annual retainer in Restricted Share Units.

Incentive Plan Awards – Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2020) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards – Value Vested(1)	Share-Based Awards – Value Vested	Non-Equity Incentive Plan Compensation Value Earned
Geoff Burns	Nil	Nil	Nil
J.C. Stefan Spicer	Nil	Nil	Nil
Dr. Christopher Barnes	Nil	Nil	Nil
Robert Doyle	Nil	Nil	Nil
Blake Rhodes	Nil	Nil	Nil
Brian Penny	Nil	Nil	Nil
David Scott	Nil	Nil	Nil
Tara Hassan	Nil	Nil	Nil

CORPORATE GOVERNANCE

Overview

The Corporation and the Board recognize the importance of corporate governance to achieve effective management of the Corporation and to protect employees and shareholders. The Corporation approaches corporate governance in such a way as to ensure that the business and affairs of the Corporation are not only effectively managed but that also shareholder value is enhanced. The Board meets at least once every quarter to review the Corporation’s business operations, corporate governance matters, financial results and other matters. Depending on the Corporation’s state of affairs and risk management, the Board may increase the frequency of meetings and or change items included on a particular agenda. The Directors are kept well informed of the Corporation’s operations at each Board meeting and through reports and discussions with Management.

Where necessary, the Board will strike special committees of independent Directors to deal with matters requiring independence, including supervision over and review of the performance of Management. The composition of the Board is such that the independent Directors have significant experience in corporate affairs.

The Corporation’s corporate governance practices have been and are currently compliant with applicable Canadian and United States requirements. The Corporation, through the Nominating and Governance Committee, monitors developments in Canada and the United States to ensure governance policies and procedures are up to date, as appropriate.

The Corporation is considered a “foreign private issuer” and as such does not need to meet all the corporate governance standards of the NYSE American. The Corporation’s governance practices do meet a majority of the NYSE American standards. Details on how the Corporation’s practices differ from the NYSE American Standards can be found on the Corporation’s website at www.maverixmetals.com and in the Corporation’s most recent Form 40-F filing on www.sec.gov.

Board of Directors

The Board currently consists of nine directors: Geoff Burns, Daniel O’Flaherty, J.C. Stefan Spicer, Dr. Christopher Barnes, Robert Doyle, Blake Rhodes, Brian Penny, David Scott and Tara Hassan. Mr. Burns is the Chair of the Board.

Role of the Board

The Board has the responsibility for the stewardship of the Corporation, including primary responsibilities to supervise the management and oversee the conduct of the Corporation’s business, provide leadership and direction to Management, set policies appropriate for the Corporation’s business and approve corporate strategies and goals.

The Board has adopted a formal mandate. A copy of the Mandate of the Board is included as Appendix “A” to this Circular and the full text of the Board’s Mandate can be found on the Corporation’s website at www.maverixmetals.com.

Board Independence

The Board has considered the relationships of each Director and determined that six of the nine members qualify as independent Directors.

Geoff Burns, J.C. Stefan Spicer, Dr. Christopher Barnes, Brian Penny, David Scott and Tara Hassan are independent. Daniel O’Flaherty is not independent as he is the CEO of the Corporation. Robert Doyle and Blake Rhodes are not independent by virtue of being the representatives of Pan American and Newmont, respectively, appointed to the Board.

The Board may excuse members of Management and conflicted Directors from all or a portion of any meeting where a conflict or potential conflict of interest arises, including in circumstances where the Board is considering transactions and agreements in respect of which a Director or Officer has a material interest, or where otherwise deemed appropriate.

In addition, the Board may also seek to schedule meetings at which non-independent directors and members of management are not in attendance. The Board does follow the general practice of requesting any members of management in attendance at a particular meeting to leave the meeting so that the Board may discuss certain items of business in camera.

Term Limits

The Corporation has not adopted term limits for the directors as it values the cumulative experience and comprehensive knowledge that long serving directors possess. The Corporation only became active in the precious metal, royalty and streaming sector in June of 2016 and has been rapidly growing and evolving over this relatively short period of time, and as such is of the view that adopting term limits, at this time, would not be in the Corporation’s best interests.

Other Directorships

The following Directors are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Exchange Listing
Geoff Burns	Northern Vertex Mining Corp. (1)	TSX-V
David Scott	Kinross Gold Corporation (2)	TSX

Notes:

(1)	Mr. Burns is a member of the following committees of the board of directors of Northern Vertex Mining Corp.: Compensation, Corporate Governance and Nominating Committee, and Mergers and Acquisitions Committee.

(2)	Mr. Scott is a member of the following committees of the board of directors of Kinross Gold Corporation: Audit and Risk Committee and the Corporate Responsibility and Technical Committee.

Position Descriptions

The Board has adopted written position descriptions for the Chair and the CEO. The Board has adopted either a written mandate or charter for each of the Audit Committee, Nominating and Governance Committee and Compensation Committee (collectively, the “Committees” and each individually, a “Committee”). The Board has not developed position descriptions for the chairs of each of the Committees. The chair of each Committee is responsible for ensuring that the applicable Committee fulfills its responsibilities and duties under its respective mandate or charter.

Orientation and Continuing Education

The Corporation does not have a formal orientation and training program in place for new Directors. The Corporation utilizes a bespoke approach that focuses on the particular needs of the new Director appointed. Each new Director will receive information respecting the functioning of the Board and the Committees; copies of the Corporation’s current corporate policies; access to documents from recent meetings of the Board and to recent public filings; all reports prepared by Management (including monthly operating reports and financial reports); access to Management; and, if requested, a summary of significant responsibilities under applicable laws.

The Corporation has procedures in place where Directors and Management are provided with updates to review and discuss in respect of current and emerging issues relating to corporate governance, accounting practices, financing, environmental, social and governance (“ESG”) practices, and the resource industry in general.

Directors are encouraged to keep themselves current with industry trends, developments in legislation and to attend any industry seminars. The Corporation has obtained a board membership in the Institute of Corporate Directors, which will give Directors access to materials and seminars that will further bolster the Directors continuing education and development. The Directors have full access to all of the Corporation’s records.

Directors are expected to attend all scheduled Board and Committee meetings in person or by telephonic means, to have prepared in advance of each meeting, and to stay for the entirety of a meeting. If an unforeseen circumstance occurs preventing a Director’s attendance at a meeting, that Director is expected to contact the Chair of the Board or the Chair of the Committee or the Lead Director, as applicable, as soon as possible after the meeting for a briefing on the missed meeting.

Nomination of Directors

The Nominating and Governance Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board will assess potential Board candidates to fill perceived needs of the Board for skills, expertise, independence, diversity and other factors.

The Nominating and Governance Committee has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess. Set out below are the skills identified for the Board.

General Business Skills	Industry Specific Skills

•           Strategic leadership and planning

•           General business experience

•           Risk management

•           M&A and Corporate Finance

•           Financial literacy

•           Tax

•           Legal (corporate and commercial)

•           Governance and regulatory compliance

•           Human resources and compensation

•           Government/public/investor relations

•           ESG considerations

• Metals and Mining • Mine planning/development/construction • Exploration and geology • Environment and sustainability

Director Compensation

For specific details regarding the compensation of the Directors, please see the section titled “Director Information – Director Compensation” in this Circular.

Assessments

The Corporation has developed, in conjunction with the Nominating and Governance Committee, a Board Self-Assessment Questionnaire (the “Assessment Questionnaire”) which is sent annually to the Board for completion. The Chair of the Nominating and Governance Committee will review the completed Assessment Questionnaires and report the results to the full Board at the next applicable meeting of the Board. The Nominating and Governance Committee will regularly review and update the Assessment Questionnaire.

Ethical Business Conduct

The Board has adopted guidelines to encourage and promote a culture of ethical business conduct and promotes ethical business conduct through the nomination of Directors considered ethical, avoiding, or minimizing conflicts of interest and by having its Directors independent of corporate matters.

The Board has adopted a written code of Global Ethical Conduct. A copy of the Code is available on the Corporation’s website, www.maverixmetals.com. The Nominating and Governance Committee will review the Code annually to ensure it continues to meet the standards of the Corporation. To date, the Corporation has not been required to disclose any departure from the Code by any of its Directors or Officers.

The Nominating and Governance Committee will request employees to review the Code annually and submit an affirmation of the employee’s continued understanding and compliance with the Code.

Diversity Policy and Representation on the Board

The Corporation has adopted a Diversity Policy (the “Diversity Policy”) which sets out guidelines that the Corporation will follow to increase diversity in the recruitment, development of its employees and Directors. The Diversity Policy will promote successful operations supported by talented and knowledgeable persons with diverse backgrounds and perspectives.

The Board’s Nominating and Governance Committee is tasked with oversight and monitoring of the application of the Diversity Policy and is responsible for reporting to the Board on governance matters, including diversity. The Nominating and Governance Committee works with the Board Chair and the Chief Executive Officer to manage succession planning and the making of recommendations to the Board for appointments to senior Management and the Board.

To achieve the objectives of the Diversity Policy, the Nominating and Governance Committee conducts a review of the Diversity Policy annually and will report annually to the Board on the Corporation’s adherence to the Diversity Policy. In conducting its review, the Nominating and Governance Committee will consider the effectiveness of the Corporation’s approach to diversity and make appropriate recommendations to the Board on the Corporation’s approach.

The Corporation does not support the adoption of quotas for further diversity on the Board and in senior Management. Accordingly, the Diversity Policy does not establish any fixed targets or quotas regarding the representation of women, Indigenous peoples, persons with disabilities (within the meaning of the Employment Equity Act (Canada)) or visible minorities on the Board or in senior Management. Rather, Directors, Officers and employees will be recruited and promoted based upon their qualifications, abilities, and contributions. However, as detailed above, the Corporation is committed to fostering a diverse workplace. The Board will consider diversity in the selection criteria for new Directors. Since the adoption of the Diversity Policy, the Board has sought to identify diverse candidates for appointment.

Regarding the current diversity of the Board, one of this year’s nine Nominees, Tara Hassan, is a woman. Regarding the current diversity of senior Management, as at the date of this Circular, none are women, are of Indigenous descent, are persons with disabilities or are members of visible minorities.

The Corporation is committed to the creation and maintenance of a diverse workplace. The Corporation also respects and values the perspectives, experiences, cultures, and essential differences that employees and Directors possess. The Corporation acknowledges that in an ever-changing global environment, the benefits from continuing to increase diversity are key components to the Corporation’s long-term success.

Board Committee Information

The Corporation has three committees at present, being the Audit Committee, the Nominating and Governance Committee and the Compensation Committee.

Audit Committee

The Audit Committee is comprised of three Directors: Brian Penny (Chair), Dr. Christopher Barnes and J.C. Stefan Spicer. All members of the Audit Committee are financially literate and independent as determined in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”), NI 58-101 and within the meaning of the NYSE American listing standards.

Role and Charter of the Audit Committee

The primary function of the Audit Committee is to assist the Board to fulfill its financial oversight responsibilities by reviewing the financial reports and other financial information filed by the Corporation with applicable regulatory authorities or that are disseminated to the Shareholders, the Corporation’s financial and accounting internal controls and procedures, and the Corporation’s audit, accounting, and financial reporting processes. The Audit Committee will look to continuously improve and adhere to, the Corporation’s policies, procedures, and practices at all levels of operation.

The charter of the Audit Committee (the “Audit Committee Charter”) sets out the Audit Committee’s responsibilities and duties, qualifications for membership, procedures for Audit Committee member appointment and removal and procedures for reporting to the Board.

The complete text of the Audit Committee Charter is attached as Schedule “A” to the Corporation’s Annual Information Form dated March 23, 2021, which has been filed under the Corporation’s profile, in Canada, on SEDAR at www.sedar.com and, in the United States, on EDGAR at www.sec.gov, and it may also be accessed on the Corporation’s website at www.maverixmetals.com.

Relevant Education and Experience

Each member of the Audit Committee is financially literate and together, the Audit Committee members have the education and experience to fulfill their responsibilities of the Audit Committee detailed in the Audit Committee Charter. A description of the education and experience of each Audit Committee member relevant to the performance as an Audit Committee member is set out below.

Brian Penny: Mr. Penny is a Chartered Professional Accountant with over 30 years of experience in financial management, strategic planning and financial reporting. Formerly, Mr. Penny was the CFO and Executive Vice President, before being appointed as the CFO of New Gold Inc. (from 2009 to 2017); the Vice President of Finance and CFO of Kinross Gold Corporation (from 1993 to 2004); the CFO of Western Goldfields Inc. (from 2006 to 2009); and the CFO of Silver Bear Resources (from 2005 to 2009). Mr. Penny also formerly served as a member of the Board of Directors of Equinox Minerals Limited from 2004 to 2011, when it was acquired by Barrick Gold Corporation; Alamos Gold Inc. (from 2005 to 2008) and Baffinland Irone Mines Limited (from 2004 to 2008). Mr. Penny holds a Diploma in Business – Accounting and Finance from Cambrian College and is a CPA, CMA.

J.C. Stefan Spicer: Mr. Spicer was previously the Chairman, President, and CEO of, Central Fund of Canada Limited, positions he held from 1995 to January 2018. Central Fund traded on the NYSE and the TSX and passively held in excess of US$3.3 billion in unencumbered, allocated and physically segregated holdings of gold and silver bullion in Canada. Mr. Spicer was also a founder of and the past Chairman, President and CEO of Central Gold Trust and Silver Bullion Trust. He has in excess of 35 years of investment industry experience.

Dr. Christopher Barnes: Dr. Barnes is a retired physician who for over 20 years was the Chief of Staff and Medical Director for the Blind River Hospital in Ontario. He was a former member of Blind River Hospital’s Board of Directors from 1990 to 2014, serving on the executive committee, finance committee and legal committee, as well as the former Chair of the hospital ethics and privacy function group. Dr. Barnes is also the founder and former Chair of the Huron Shores Family Health Team. Dr. Barnes is a knowledgeable and skilled businessman with over 25 years of experience in capital markets investing. Dr. Barnes holds a MD degree from the University of Toronto.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been any recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Corporation’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by KPMG to the Corporation to ensure auditor independence. For information regarding the fees billed to the Corporation by KPMG during the years ended December 31, 2020 and 2019 please see the section “Business of the Meeting – Appointment of Auditors” above in this Circular.

Nominating and Governance Committee

The Nominating and Governance Committee was formed in July 2016 and is comprised of three Directors: J.C. Stefan Spicer (Chair), Geoff Burns and Dr. Christopher Barnes. All members of the Nominating and Governance Committee are independent, as required under the NYSE American rules and as recommended by National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”).

The main purpose of the Nominating and Governance Committee is to provide a focus on governance that will enhance the Corporation’s operation, establish procedures for assessing the Corporation’s performance and make recommendations to the Board regarding the Corporation’s overall effectiveness. The Nominating and Governance Committee also establishes and supervises the process for identifying, recruiting, appointing and providing ongoing development for the Directors.

Considering the evolving nature of the Corporation and its governance needs and requirements the Nominating and Governance Committee takes an active role in the establishment of new corporate policies as well as timely reviews and updates of existing policies. Over the course of the prior fiscal year the Nominating and Governance Committee established several new corporate policies for the Corporation which included, a majority voting policy, a whistleblower policy, diversity policy, claw back policy, spending policy and an anti-corruption policy. The Nominating and Governance Committee also established ESG guidelines, which set out Maverix’s principles regarding ESG matters that will guide Maverix’s investments and the ongoing management of Maverix’s portfolio of assets.

The full text of the Nominating and Governance Committee’s charter is located on the Corporation’s website at www.maverixmetals.com.

Compensation Committee

The Compensation Committee was formed in May 2019 and is comprised of three Directors: Geoff Burns (Chair), Dr. Christopher Barnes and David Scott. All members of the Compensation Committee are independent, as required under the NYSE American rules and as recommended by NP 58-201.

The members of the Compensation Committee possess the necessary skills of exercising independent judgment, applying analytical and logical thinking, have knowledge of competitive workplaces and have experience with compensation programs. The members of the Compensation Committee have obtained these necessary skills through their relevant business experience.

The role of the Compensation Committee is to review and recommend to the Board compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans. As detailed below the Compensation Committee is also responsible for administering the Compensation Program and considering all risks associated with the Corporation’s compensation policies and practices. The Compensation Committee ensures that the Compensation Program is balanced in that it will motivate employees and be cost effective, while at the same time ensuring the Compensation Program is market competitive to attract and retain high quality employees.

The full text of the Compensation Committee’s mandate is available on the Corporation’s website at www.maverixmetals.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

On June 17, 2016, the Board implemented the Corporation’s overall compensation program and policies (the “Compensation Program”) to steward the compensation practices of the Corporation.

The Compensation Program has the following key strategic objectives:

•	Attract and Retain High Quality Employees: compensation is designed to attract, retain, and motivate high quality employees with the requisite skill sets by encouraging and motivating outstanding performance and contributions; linking pay with short and long-term performance results through a competitive base salary and annual bonus; and provide flexibility to accommodate employees’ needs.

•	Align Management’s Interests with Shareholders’ Interests: compensation aligns the interests of Management with the interest of Shareholders by awarding Options, restricted Compensation Shares and restricted share units (“RSUs” or “Restricted Share Units”) that have upside and downside risk of returns tied to the Corporation’s share price performance; in addition, Management is subject to a share ownership policy requiring executive Management to own a minimum number of Common Shares of the Corporation.

Governance of the Compensation Program

The Compensation Committee is responsible for administering the Corporation’s Program and considering all risks associated with the Corporation’s compensation policies and practices. The Compensation Committee ensures that the Compensation Program is balanced in that it will motivate employees, be cost effective, while at the same time ensuring the Compensation Program is market competitive to attract and retain high quality employees.

In summary, pursuant to the Compensation Committee’s charter, the Compensation Committee will:

•	recommend to the Board compensation policies and guidelines for the Corporation, as well as recommending any necessary changes to current compensation policies and procedures;

•	ensure that the Corporation has in place programs to attract and develop Management of the highest calibre;

•	review and approve corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of those corporate goals and objectives and report to the Board, on an annual basis, on the performance of the Chief Executive Officer for the prior year; and make recommendations with respect to the Chief Executive Officer’s compensation based on the evaluation for approval by the Board;

•	review, on an annual basis, the proposed compensation, for all other officers after considering the recommendations of the Chief Executive Officer and make recommendations in respect thereof for approval by the Board;

•	implement and administer compensation policies and programs approved by the Board concerning executive compensation, employment contracts and stock option or other incentive plans;

•	review any proposed amendments to the Option Plan or any other applicable incentive plans and report to the Board thereon. Specifically, the Committee should annually review the Corporation’s annual incentive plan (“AIP”), long-term incentive plan (“LTIP”), Option Plan and RSU Plan;

•	annually receive from the Chief Executive Officer recommendations concerning annual compensation policies and budgets for all employees;

•	periodically review the adequacy and form of the compensation of Directors and to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective Director, and to report and make recommendations to the Board accordingly;

•	regularly report to the Board on all of the Compensation Committee’s activities and findings during the year;

•	review executive compensation disclosure before the Corporation publicly discloses such information; and

•	in consultation with the Chairman of the Board and the CEO, develop a calendar of activities to be undertaken by the Compensation Committee for each ensuing year to ensure that the duties of the Compensation Committee are properly discharged.

The Compensation Committee has the authority to retain and receive advice from compensation consultants to carry out its duties. In February 2020, the Compensation Committee retained Lane Caputo Compensation Inc. (“Lane Caputo”) as an independent compensation advisor to review and make recommendations regarding the Company’s compensation arrangements for its executive team and to recommend required changes to align pay elements and strategy with both current market practices and the Company’s business strategy. The report containing Lane Caputo’s recommendations was used by the Compensation Committee to guide and assist it in determining the 2020 annual base salaries, bonuses and equity-based compensation for the executive team.

Lane Caputo was retained again in January 2021 to update the peer group companies to reflect the Company’s current size and stage of development and review the Company’s compensation program for continued alignment with current market practices, the Company’s business strategy and shareholder experience.

The fees charged by Lane Caputo during the Company’s 2020 and 2019 financial years were as follows:

Nature of Fee	2020	2019
Executive Compensation-Related Fees	$35,500	$20,000
All Other Fees	Nil	Nil

The CEO and President also each play an integral role with the Compensation Committee. The CEO and President completed an annual assessment of each Officer’s performance and made a recommendation to the Compensation Committee on base salaries, cash bonuses and LTIP awards for each Officer. The Compensation Committee took the report into consideration in completing its review and in making recommendations to the Board. While the CEO may make recommendations with respect to his or her own compensation, the ultimate recommendation for Board approval with respect to CEO compensation is made by the Compensation Committee in its sole discretion.

Benchmarking

The Compensation Committee establishes compensation levels in part by benchmarking against similar companies. The following table summarizes the 2020 comparator group of companies used for the purposes of determining the 2020 annual base salaries, annual and long-term bonus targets and equity-based compensation.

2020 Comparator Group

Royalty Companies	Mining Companies
Altius Minerals Corp. Metalla Royalty & Streaming Ltd. Osisko Gold Royalties Ltd. Royal Gold Inc. Sandstorm Gold Ltd.	Argonaut Gold Inc. Aura Minerals Inc. Capstone Mining Corp. Dundee Precious Metals Inc. Fortuna Silver Mines Inc. IAMGOLD Corp.	Jaguar Mining Inc. McEwen Mining Inc. New Gold Inc. Sierra Metals Inc. Torex Gold Resources Inc. Wesdome Gold Mines Ltd.

Compensation Elements

The Corporation compensates Officers with a package typically including the primary components of a base salary (“Base Salary”), AIP compensation and LTIP compensation.

The table below summarizes the components of the 2020 Compensation Program:

	Why We Pay It	How It Works
Base Salary	Provides a fixed level of cash compensation for performing day-to-day responsibilities

Established by the Board in the first quarter of each year for the current 12-month period ending in December of that same year.

Determined, in part, by reference to relative industry and market information, including the Comparator Group.

Reference is also made to: (i) responsibilities inherent in the NEO’s position, as well as the NEO’s experience, qualifications, competency and past performance, and (ii) the location of the NEO, as differences exist in the competitive marketplace for Management talent located in various jurisdictions.

Annual Incentive Plan Compensation (AIP)	Focuses NEOs on the short and long term accretive profitable growth of the Corporation’s net asset value per share, attributable gold equivalent production per share and net cash flow per share, through the achievement of annual operating plans, budgets and acquisition objectives

Awards are based on corporate and individual performance.

Target incentive pay for each NEO is determined at the beginning of each financial year.

Corporation and NEO performance is measured against objectives that have been firmly established at the beginning of the year. Awards are payable in cash and/or in Compensation Shares or a mixture of both.

Long Term Incentive Plan Compensation (LTIP)	Focuses NEOs on creating long-term shareholder value, and aligns NEO’s interests with those of shareholders

Provides annual grants to NEOs of restricted Compensation Shares, Options and RSUs.

Options typically vest over three years with a five-year term with one-third vesting on the first anniversary of the grant date, one-third vesting on the second anniversary of the grant date and the final one-third vesting on the third anniversary of the grant date.

Restricted Compensation Share awards have a two-year term restriction on trading.

Health & Other Benefits	Attracts and retains highly qualified NEOs	MSP, Extended Health and Group Insurance

Recognition and Development Programs

The Corporation can utilize recognition programs to recognize employees for additional and special contributions or effort. The Corporation may also utilize a development program to provide assistance for employees’ career growth and development needs.

Programs designed to recognize extra and/or exceptional performance by employees are an integral part of the Corporation’s overall Compensation Policy. Furthermore, the Corporation believes that providing financial support to employees that are motivated to expand their knowledge and training will directly benefit the Corporation by helping to further educate and then retain the highest caliber people.

Annual Incentive Plan

In keeping with the Corporation’s Compensation Philosophy and Programs, the Board has adopted the AIP. The AIP is managed by the Compensation Committee which makes recommendations to the Board. The AIP may be changed, amended or suspended by the Board at any time, if in the Board’s opinion said change, amendment or suspension is in the best interests of the Corporation and its Shareholders.

In keeping with the overall objectives of the Corporation’s Compensation Program, the AIP is designed to attract, retain and reward those personnel that are essential to the successful operation of the Corporation’s business. The purpose of the AIP is to improve the Corporation’s performance through the efforts of those in positions that can significantly influence the Corporation’s results. Awards under the AIP are based on corporate and individual performance.

The AIP focuses senior Management on the short and long-term accretive growth of the Corporation and provides defined rewards in proportion to how well significant previously established corporate objectives are achieved.

Eligibility is extended to those Management positions having responsibilities for decisions and actions or for influencing the decisions and actions of others which will have a measurable impact on overall Corporation results. Base Salary is used as the primary basis for determining the point at which consideration for participation begins. However, it is not the sole determinant, and in certain situations a position at a lower Base Salary may have considerable impact on the success of the Corporation and in such circumstance, those positions could be considered for inclusion in the AIP.

Each AIP participant will have an established target for his or her annual incentive award, which will be defined as a percentage of Base Salary. The target for each participant is determined by virtue of his or her position and the influence that position can have on the Corporation’s annual performance. Achieving the target will be based on the performance of the Corporation and on the performance of the individual participant.

Performance is measured against annual corporate objectives developed and established at the beginning of the fiscal year. The relative importance of each is identified by the weight assigned to the objective. The objectives may be of a long-term (greater than one year) and/or short-term (one year or less) nature.

Corporation Objectives

Corporation objectives are objectives established for the Corporation by the Compensation Committee and approved by the Board. The objectives are the four or five most critical areas to be measured, which, when achieved, would be expected to contribute to the annual success of the Corporation. Typically, these objectives will include annual attributable gold equivalent ounces sold, annual revenue, net cash flow per share, earnings per share, and new growth initiatives (i.e. royalty or stream acquisition(s)).

Individual Performance

Individual objectives and performance expectations are developed and set for each individual on an annual basis. A substantial portion of each individual’s time and responsibilities should include work to support the Corporation’s annual objectives. At the beginning of the incentive plan year, supervisors and employees will agree on the key responsibilities and tasks for that individual, as well as how successful accomplishment will be measured.

Two key concepts underlie both corporate objectives and individual performance:

•	Stretch refers to the extra application of skills and concentrated effort that will be required to reach or exceed the established objectives. Unless the objectives are considerably beyond normal expectation, payment of bonus compensation is difficult to justify.

•	Accountability stresses the fact that action to attain objectives must be within the authority and responsibility of the individual involved.

Annual Incentive Plan Payments

Incentive payments are determined based on corporate and individual performance. Normally, 50% of the incentive payment will be based on corporate performance and 50% will be based on individual performance (although this ratio can vary amongst the Corporation’s NEOs). For the financial year ended December 31, 2020 the incentive payments to the Corporation’s Chief Executive Officer and President were based 75% on corporate performance and 25% based on individual performance. The ratio may be adjusted from year to year by the Board, depending on the level of corporate versus individual focus desired.

The objectives for the 2020 financial year are summarized below under “AIP Evaluation Criteria”. The Board is actively and continuously reviewing the objectives to be set for future financial years, including the 2021 financial year.

The incentive payments are typically made in cash, however, at the discretion of the Board, incentive payments can be made in the form of restricted Common Shares or a combination of cash and restricted Common Shares.

Performance Factors

Each objective is evaluated at the end of the year and a corresponding performance factor is applied to each. Performance factors will be based on an objective evaluation of the results or if appropriate a subjective evaluation. The performance factors are designed to force clear definitions of what results are expected and to provide consistency in evaluating results.

At the completion of the performance period, if 100% of the goal is achieved, the performance factor is 1.00; if 150% of the goal is met, the performance factor is 1.5; if 200% of the goal is met, the performance factor is 2.0. If a significant portion of the objective is achieved (80%), the employee may receive a performance factor rating 0.50. Achieving anything below 80% of an objective receives a performance factor of 0.

The performance factors listed in the table below are guidelines to be used when performance results are measured:

Factor	Performance Level Achieved (1)
2.00	Outstanding achievement, far in excess of expectation
1.50	Goal is materially exceeded
1.00	Goal achieved
0.50	Goal not achieved, but significant progress/effort made
0.00	Not satisfactory

Notes:

(1)	Evaluation of the objective may indicate that a performance factor somewhere between the stated factors is appropriate, such as a 1.15 rather than 1.0 or 1.50, which determination is at the discretion of the Compensation Committee.

Recommendations and Timing of Payment

Incentive recommendations are made after the end of the calendar year when all financial and other data used to measure performance for the preceding financial year has been finalized. The recommendation includes a brief description of each objective, the weight assigned to the objective and the Compensation Committee’s evaluation of the results achieved. The evaluation will include both a brief narrative and the performance factor assigned to each objective.

Long Term Incentive Plan

The LTIP is also a core element of the Compensation Program and its overall goal is to attract and retain those executives and senior managers essential to the future growth of the Corporation. A key element of the LTIP is the focusing of Management’s attention on share price appreciation in the long-term.

The LTIP is designed to create a sense of ownership for key employees of the Corporation and/or its affiliates who, in the judgement of the Board, will be largely responsible for the Corporation’s growth and success. The LTIP links a portion of the individual’s compensation to the long-term performance of the Corporation as reflected by the price of the Corporation’s Shares, thus aligning the interests of the key employees with those of the Corporation and its shareholders.

Eligibility and Management

Eligibility is extended to key executive and senior Management positions having responsibility for influencing policy and strategy or for influencing the decisions and actions of others that will have a long-term impact on the Corporation’s growth and/or overall results. Eligibility for participation in the LTIP is extended to employees that have been employed by the Corporation for a minimum of three months. In addition to the LTIP, the Board may grant Options, restricted Compensation Shares and/or RSUs under the LTIP to employees at any time at the discretion of the Board.

The LTIP is managed by the Compensation Committee who makes recommendations to the Board. The LTIP can be modified or suspended at any time, at the Board’s discretion. Modifications may include, but are not limited to, the following: (1) modification of award targets, (2) reduction or increase of award grants, and (3) changes to or final determination of the mix of the annual participant’s award between restricted Compensation Shares, Options or RSUs.

Targets

Annual award targets are determined as follows:

•	Each LTIP participant has an established target for his/her annual incentive grant, which is defined as a percentage of his or her annual base salary. Each participant’s target is directly dependent on his or her responsibilities and contribution and shall be determined by virtue of his or her position and the influence that position can have on the Corporation’s long-term performance.

•	The percentage determined above is multiplied by the participant’s annual base salary. For example, if LTIP participant’s base salary is $150,000 and his or her target is 40% then his or her “Annual Target” will be calculated as follows: $150,000 x 40% = $60,000. The resulting $60,000 is the LTIP participant’s Annual Target, which is payable in options, restricted shares or RSU’s.

Types of Award Grants

•	Options: Up to 75% of the annual award grant may be made available as Options. The number of Options is to be determined using the modified Black-Scholes option-pricing model, based on either: (1) the weighted average closing price of the Common Shares on the TSX for the five trading days prior to the date the Option is granted, or (2) the closing trading price of the Common Shares on the TSX on the trading day immediately prior to the date the Option is granted. Options will have a five-year term, and vest in three equal instalments commencing on the first anniversary of the grant date. A summary of the Option Plan is set out below.

•	Restricted Compensation Shares: Up to 50% of the annual award grant may be made available as restricted Compensation Shares, with a two year no trading legend. Restricted Compensation Shares will be priced based on the closing trading price of the Common Shares on the TSX on the trading day immediately prior to the date of the Board approval of the LTIP payments. All restricted Compensation Shares will be issued net of statutory withholdings.

•	Restricted Share Units: Between 25% to up to 50% of the annual award grant may be made available as RSUs. The RSUs will be granted pursuant to the terms of the Corporation’s Amended and Restated RSU Plan. RSUs may vest within three years of the date of grant and can be settled in cash or Common Shares at the discretion of the Board. A summary of the RSU Plan is set out below.

Stock Option and Compensation Share Plan

The following is a summary of the principal terms of the Option Plan. For information in respect of the proposed amendments to the Option Plan please see the section titled, “The Business of the Meeting - Amendment to Stock Option and Compensation Share Plan”, above in this Circular for more information. All information in this section is presented in respect of the Option Plan that is in force as of the date hereof and not further amended.

The Option Plan enables the Directors, Officers, employees and consultants of the Corporation and its affiliates to participate in the growth and development of the Corporation by providing such persons with the opportunity, through options to purchase Options, to acquire an increased proprietary interest.

The Board maintains the authority to award Equity Compensation, including Options and Common Shares (“Compensation Shares”), to the NEOs in such amounts and on such terms as the Board determines in its sole discretion and in accordance with the LTIP. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account when granting awards under the LTIP. The Board maintains the authority to award compensation under the AIP which awards are determined at the end of the financial year based on the performance of the Corporation and the individual NEO relative to the annual objectives for the Corporation that were established at the beginning of the financial year and the NEO’s individual performance.

Currently the Option Plan provides that a maximum of 7,500,000 Common Shares issuable pursuant to Options granted or Compensation Shares issued under the Option Plan are reserved for issuance for eligible participants, representing 5.3% of the issued and outstanding Common Shares as at the Record Date1. Currently the number of Common Shares which may be issued under the Option Plan, together with the RSU Plan, in aggregate, shall not at any time exceed 10,500,000 Common Shares (7.4% of the total number of issued and outstanding Common Shares).2 As at the Record Date, 6,164,430 Common Shares have been awarded under the Option Plan (which number is the aggregate of 5,538,338 Options granted under the Option Plan and 626,092 Compensation Shares issued under the Option Plan), representing 4.4% of the issued and outstanding Common Shares, and 1,453,480 Common Shares remain available for grant under the Option Plan, representing 1.0% of the issued and outstanding Common Shares. The AIP and LTIP operate using the 7,500,000 Common Shares limit issuable under the Option Plan and are subject to the restrictions identified above.

The Option Plan, administered by the Board, governs the granting of Options and Compensation Shares to Directors, Officers, employees and consultants of the Corporation and its affiliates. The Board has the discretion to determine to whom Options will be granted, the number and exercise price of such Options and the terms and time frames in which the Options will vest and be exercisable. Options, however, may only be exercisable for a maximum of ten years from the grant date. The exercise price of Options is determined by the Board, but such price shall be no less than the market price of the Common Shares as at the grant date. The Board also has the discretion to determine to whom Compensation Shares will be granted in consideration of the fair value of the contribution of the Corporation by the recipient as determined, but such price shall not be less than the market price of the Common Shares on the issue date. Market price on a particular date is determined based on the volume weighted average trading price of the Common Shares on the TSX for the 5 trading days immediately preceding the relevant date.

In addition, the number of Common Shares which may be issuable under the Option Plan and all of the Corporation’s other previously established or proposed share compensation arrangements are subject to the following:

(a)	the number of Common Shares issuable to insiders, at any time, under the Option Plan, together with the aggregate number of Common Shares issuable to insiders under any other security-based compensation agreement, shall not exceed 10% of the Corporation’s total issued and outstanding share capital on a non-diluted basis;

(b)	the number of Common Shares issued to insiders under the Option Plan, together with the aggregate number of Common Shares issued to insiders under any other security-based compensation arrangement, within any one-year period shall not exceed 10% of the Corporation’s total issued and outstanding share capital on a non-diluted basis; and

(c)	the number of Options and Compensation Shares granted to non-employee directors under the Option Plan, in combination with all other equity awards granted to non-employee directors under any other security-based compensation arrangements, shall be limited to an annual equity award value of $150,000 per non-employee director, provided that the total value of Options issuable to any one non-employee director in any one-year period shall not exceed $100,000.

1 If the Plan Amendments are approved, as detailed in the above section titled “Business of the Meeting – Amendment to Stock Option and Compensation Share Plan”, a maximum of 10,000,000 Common Shares will be issuable under the Option Plan pursuant to Options and Compensation Shares.

2 If the Plan Amendments are approved, as detailed in the above section titled “Business of the Meeting – Amendment to Stock Option and Compensation Share Plan”, then the number of Common Shares which may be issued under the Option Plan, together with the RSU Plan, in aggregate, shall not at any time exceed 13,000,000.

The Corporation’s annual burn rate for the three most recently completed fiscal years, expressed as a percentage, and calculated by dividing the number of awards granted under the arrangement during the applicable fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year, was 0.99% in fiscal 2018, 1.08% in fiscal 2019 and 0.69% in fiscal 2020.

An Option is personal to the grantee and is non-transferable and non-assignable. The Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares. If the contract, employment or appointment of an Option holder with the Corporation or its affiliates is terminated by either party for any reason other than termination for retirement, death or for cause, the Options held by such Option holder must be exercised within 120 days of the date of termination of the Option holder’s contract, employment or appointment with the Corporation. If the Option holder is terminated for cause, the Options held by such Option holder terminate and are cancelled upon the Option holder ceasing to be a Director, Officer, employee or consultant of the Corporation or its affiliates. If the Option holder ceases to be a director, officer, employee or consultant of the Corporation due to retirement, death or disability, each vested Option held by such holder shall be exercisable at any time up to but not after the earlier of the expiry date of such options and the date which is 12 months after the date of retirement, death or disability.

In lieu of exercising Options by delivery of a notice along with payment, with the prior written approval of the Board, any Option holder may elect to transfer and dispose of a specified number of vested Options to the Corporation in exchange for a number of Common Shares with a fair market value equal to the intrinsic value of such vested Options disposed of and transferred to the Corporation (“Net Settlement”). Upon the Net Settlement of Options, the Corporation shall deliver to the Option holder a number of fully paid and non-assessable Common Shares based on the difference between the price of such Options and fair market value of the Common Shares.

Where an option expires during a period when, pursuant to the policies of the Corporation, securities of the Corporation may not be traded by certain persons (“Black-Out Period”), the term of such Option will be extended to a date which is 10 trading days following the end of such Black-Out Period.

The Corporation retains the right to amend or terminate the terms and conditions of the Option Plan without seeking Shareholder approval with respect to the following:

•	altering, extending or accelerating the terms and conditions of vesting of any Options;

•	accelerating the expiry date of Options;

•	amending or modifying the mechanics of exercise of Options provided, however, payment in full of the Option price for the Common Shares shall not be so amended or modified;

•	effecting amendments of a “housekeeping” or ministerial nature;

•	effecting amendments necessary to comply with the provisions of applicable laws (including, without limitation, the rules, regulations and policies of the applicable exchange(s));

•	effecting amendments respecting the administration of the Option Plan;

•	effecting amendments necessary to suspend or terminate the Option Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law.

Shareholder approval will be required for the following types of amendments:

•	amendments that increase the number of Common Shares issuable under the Option Plan;

•	any amendment that extends the term of Options beyond the original expiry;

•	any reduction in the Option price of an Option or cancellation and reissuance of Options or other entitlements;

•	any amendment that would remove or exceed the participation limits;

•	any change to the class participants eligible to participate under the Option Plan;

•	amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the applicable exchange(s)).

•	any amendment which would permit Options granted under the Option Plan to be transferable or assignable other than for normal estate planning and settlement purposes; and

•	any amendment to increase the ability of the Board to amend the Option Plan without Shareholder approval.

The Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation.

Restricted Share Unit Plan

The Corporation established a restricted share plan in 2019, which plan was subsequently amended, restated and approved by the shareholders of the Corporation on June 30, 2020 (as amended and restated, the “RSU Plan”) in order to make the terms of the Plan consistent with the provisions of the TSX Company Manual and other TSX-listed companies generally. The following is a summary of the principal terms of the RSU Plan in force as of the date hereof.

The RSU Plan is administered by the Board as further described below. The RSU Plan enables the Corporation to attract, retain and motivate Directors, Officers, employees, consultants and consultant companies (“Eligible Persons”). The RSU Plan provides that RSUs may be granted by the Board to Eligible Persons as a discretionary payment in consideration for significant contributions to the long-term success of the Corporation.

Pursuant to the terms of the RSU Plan, the aggregate maximum number of Common Shares reserved for issuance under the RSU Plan from treasury:

(a)	shall not exceed 3,000,000 Common Shares, or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the policies of the applicable exchange, by the Shareholders, representing 2.1% of the issued and outstanding Common Shares as at the Record Date; and

(b)	in combination with the aggregate number of Common Shares which may be issuable under any and all of the Corporation’s equity incentive plans in existence from time to time, including the Option Plan, shall not exceed 10,500,000 Common Shares[3], or such greater number of Common Shares as shall have been duly approved by the Board and, if required by the policies of the applicable exchange, by the Shareholders.

Notwithstanding the foregoing, the aggregate maximum number of Common Shares reserved for issuance under the RSU Plan shall be reduced by that number of RSUs which are issued in accordance with the provisions of the RSU Plan.

As at the Record Date, 202,849 Restricted Share Units have been awarded under the RSU Plan, which if all of the Restricted Share Units that have been awarded are settled in Common Shares will represent 0.1% of the issued and outstanding Common Shares. 2,797,151 Common Shares remain available for issuance under the RSU Plan, representing 2.0% of the issued and outstanding Common Shares.

In addition, the number of Common Shares which may be issuable under the RSU Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, within a 12-month period:

(a)	the number of Common Shares issuable to insiders, at any one time, under the RSU Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis;

(b)	the number of Common Shares issued to insiders, within any one-year period, under the RSU Plan and all of the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis; and

(c)	the number of RSUs granted to non-employee Directors under the RSU Plan, in combination with all of the Corporation’s other previously established or proposed share compensation arrangements, shall be limited to an annual equity award value of $150,000 per non-employee Director, provided that the total value of stock options issuable to any one non-employee Director in any one-year period shall not exceed $100,000.

3 If the Plan Amendments are approved, as detailed in the section of this Circular titled “Business of the Meeting – Amendment to Stock Option and Compensation Share Plan”, then the number of Common Shares which may be issued under the Option Plan, together with the RSU Plan, in aggregate, shall not at any time exceed 13,000,000. 21

Unless redeemed earlier in accordance with the RSU Plan, the RSUs of each Eligible Person will be redeemed on the Redemption Date (as defined below) for cash or Common Shares, as determined by the Board, for an amount equal to the fair market value of a RSU. The “Redemption Date” in respect of any Restricted Share Unit means: the third anniversary of the grant date on which such RSU was granted to the Eligible Person, unless (i) an earlier date has been approved by the Board as the Redemption Date in respect of such RSU, or (ii) there is a Change of Control, the RSU Plan is terminated or upon an Eligible Person’s death or termination of employment. The Board, in its sole discretion, shall determine the vesting schedule of each RSU grant.

Subject to the terms of the RSU Plan (which may require the Corporation to obtain Shareholder and/or regulatory approval), the Board may from time to time amend or revise the terms of RSU Plan or may discontinue the RSU Plan at any time. Subject to receipt of requisite Shareholder and regulatory approval (including, where applicable, the approval of the applicable exchange), the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, to change the method of calculation of the redemption of RSUs held by Eligible Persons including insiders, to cancel and reissue RSUs or substitute the RSUs with other awards or cash, to provide an extension to the term for the redemption of RSUs held by Eligible Persons and insiders, to remove or exceed the participation limits for insiders, to allow for the transfer or assignment or RSUs other than by will or the laws of decent and distribution, to amend the eligibility for participation under the RSU Plan, to amend the non-employee director participation limits and to amend the amendment section of the RSU Plan. All other amendments to the RSU Plan may be made by the Board without obtaining Shareholder approval.

If an Eligible Person is terminated by the Corporation for cause, or if an Eligible Person, voluntarily terminates employment or service for any reason or resigns as a Director, as applicable, all of the Eligible Person’s RSUs, whether vested or unvested, will be forfeited and no amount will be paid by the Corporation to the Eligible Person in respect of the RSUs so forfeited. The RSUs of an Eligible Person which have vested on the applicable date, other than a Director, who is involuntarily terminated by the Corporation, for reasons other than cause, will be redeemed for a number of Common Shares, or equivalent cash value, equal to the number of RSUs then held by the Eligible Person. The RSUs of a Director, whether vested or unvested, who is not re-elected at an annual or special meeting of Shareholders will be redeemed for cash at the fair market value of such RSUs on the Redemption Date.

In the event of a change of control, then the Corporation will redeem 100% of the RSUs granted to the Eligible Persons on a Redemption Date which will be deemed to have occurred on the date on which the change of control occurs in accordance with the terms of the RSU Plan.

An RSU is personal to the grantee and is non-transferable and non-assignable. The RSU Plan does not provide for or contemplate the provision of financial assistance to facilitate the redemption of RSUs.

Recommendations and Timing of Payment

Management’s award recommendations and Board approval are typically made in the first quarter after the Corporation’s financial year-end. Timing of award grants, however, will occur at the discretion of the Board and the Board shall have sole and absolute discretion in determining whether to grant Options, restricted Compensation Shares or RSUs.

Nothing in the LTIP requires the issue or distribution of any award in any given year or the distribution to any particular person. No person has any right to receive a distribution of any award in a year, whether other persons receive such awards in such year. The receipt by a recipient in any year of such awards shall not create any entitlement to the receipt of any such awards by such recipient in any other year.

2020 AIP and LTIP Awards (paid in the first quarter of 2021)

Significant Events

The 2020 fiscal year was highlighted with successes in respect of:

•	the acquisition of a portfolio of 10 royalties from Newmont for consideration of US$73.5 million in cash and Common Shares, further strengthening the strategic partnership between the Corporation and Newmont;

•	a dramatic increase in the trading liquidity of the Corporation;

•	the successful execution of the secondary offering for Pan American and the concurrent warrant exercise by Pan American, which bolstered the public float of the Corporation and brought new shareholders into the registry;

•	increased financial capacity, as a result of the inflow of cash received from the exercise of warrants held by Pan American and the transaction to restructure one of the Corporation’s NSR’s with Karora Resources; and

•	increased organizational development of the Corporation and its team despite challenges brought on the by the global COVID-19 health pandemic.

The above successes contributed to key fiscal 2020 performance results for the Corporation, including but not limited to:

•	a cumulative total shareholder return of 65% for the previous two years, outperforming the gold price and the Corporation’s closest royalty peers, with the added result of the 2020 financial year marking the fifth consecutive year of realizing a positive annual shareholder return;

•	achieving record revenue of US$51.7 million, record cash flow from operating activities, excluding changes in non-cash working capital, of US$36.5 million and record gold equivalent ounces sold of 28,916, which also represented an increase in these key metrics on a per share basis; and

•	an increase in consensus net asset value per share from research analysts that cover the Corporation.

AIP Evaluation Criteria

The AIP objectives for 2020 included but were not limited to:

Corporate Goal/Objective	Description	Value Weighting	Actual Performance (Factor Achieved)
Asset Portfolio Growth	Acquisition of assets that increase various per share metrics, including attributable Gold Equivalent Ounce (“GEO”) production, attributable reserves and resources, cash flow, total assets, and or organic growth from existing assets	30%	45%
Portfolio Performance	Actual GEO production versus budgeted estimate	7.5%	15%
	General and administrative cost control versus budgeted estimate	7.5%	7.5%
Share Price Performance	Cumulative two-year relative return versus external benchmarks	10%	10%
	Cumulative two-year relative return versus the Comparator Group	10%	10%
Increase Market Profile	Improvement in trading liquidity over prior year	15%	30%
Debt or Equity Financings	Increase available capital for acquisitions during the year	10%	10%
Organizational Development	Considerations include growth of Management team, implementation of new policies and controls, and adherence to current policies and controls.	10%	15%
Total		100%	142.5%

As a result of the Board’s evaluation of the Corporation’s performance against the previously established corporate goals and objectives for 2020, as presented above, as well as the application of each individual’s performance factors, an overall AIP factor of 140% was approved. Consequently, each employee’s annual AIP target for 2020 was multiplied by 1.4 in determining their final AIP award. The Compensation Committee recommended, and the Board subsequently approved a factor of 1.5 be applied to AIP targets of Messrs. McIntyre and Beil.

AIP awards for the 2020 financial year have been paid as of the date of this Circular.

Performance Graph

The following graph shows the change in value of C$100 invested in our Shares between July 11, 2016 and December 31, 2020 (the last trading day of 2020), compared to C$100 invested in the S&P TSX Composite Index. July 11, 2016 represents the date that the Corporation commenced trading following the closing of the transaction involving, among other things, the acquisition of a portfolio of royalties and streams from Pan American Silver Corp. which represented the formation of the Corporation.

	7/11/2016	12/31/2016	12/31/2017	12/31/2018	12/31/2019	12/31/2020
Maverix Metals Inc.	$100.00	$298.15	$342.59	$448.59	$612.04	$655.23
S&P/TSX Composite Index	$100.00	$106.45	$112.86	$99.73	$118.81	$121.39

Executive Compensation Details

Named Executive Officers

For the purposes of this section of the Circular, the following six (6) individuals are referred to as the “Named Executive Officers” or “NEOs”:

Daniel O’Flaherty	Chief Executive Officer (“CEO”) and Director
Ryan McIntyre	President
Matthew Fargey	Chief Financial Officer (“CFO”)
Brendan Pidcock	Vice President, Technical Services
Brent Bonney	Vice President, Corporate Development
Warren Beil	General Counsel and Corporate Secretary

Summary Compensation Table

The compensation paid to the NEOs for the periods noted is summarized in the following table and is expressed in Canadian dollars unless otherwise noted.

							Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary or Retainer ($)	Share- Based Awards(1) ($)		Option Based Award (2) ($)		Annual (3) ($)	Long- Term ($)	All other Compensation ($)(4)	Total Compensation ($)
Daniel O’Flaherty (5)	2020	470,000	129,250		387,750		526,400	Nil	Nil	1,513,400
CEO & Director	2019	460,000	103,500		310,500		607,200	Nil	Nil	1,481,200
	2018	400,000	Nil		360,000		544,000	Nil	Nil	1,304,000
Ryan McIntyre (6)	2020	460,000	253,000		253,000		517,500	Nil	Nil	1,483,500
President	2019	44,792	375,000	(7)	375,000	(7)	Nil	Nil	Nil	794,792
Matt Fargey	2020	320,000	60,000		180,000		268,800	Nil	Nil	828,800
CFO	2019	300,000	56,250		168,750		297,000	Nil	Nil	822,000
	2018	260,000	265,200	(8)	195,000		Nil	Nil	Nil	720,200
Warren Beil (9)	2020	320,000	120,000		120,000		288,000	Nil	Nil	848,000
General Counsel	2019	300,000	112,500		112,500		297,000	Nil	Nil	822,000
	2018	113,438	167,025	(7)(8)	302,000	(7)	80,325	Nil	73,324	736,112
Brendan Pidcock(10)	2020	285,625	93,000		93,000		213,267	Nil	Nil	684,892
VP Technical Services
Brent Bonney	2020	320,000	60,000		180,000		268,800	Nil	Nil	828,800
VP Corporate Development	2019	300,000	56,250		168,750		297,000	Nil	Nil	822,000
	2018	260,000	265,200	(8)	195,000		Nil	Nil	Nil	720,200

Notes:

(1)	The dollar amounts in this column for the financial years ended December 31, 2020, 2019 and 2018 represent Restricted Share Units which were granted by the Corporation during 2021, 2020 and 2019. The dollar amounts in this column for the financial year ended December 31, 2019 and December 31, 2018 represent Common Shares of the Corporation which were granted either during the year in question or in the case of Annual Incentive Plan Compensation Shares, the year in which they were earned. The amounts in this column relating to Restricted Share Units are calculated by multiplying the grant date fair value of the Restricted Share Units (the closing price of the shares on the TSX on the grant date) by the number of Restricted Share Units granted. The amounts in this column relating to Compensation Shares were calculated by multiplying 90% of the weighted average closing price of the Common Shares for the five trading days prior to the date of the Director’s approval of the annual incentive payments by the number of Compensation Shares issued.
(2)	The Black-Scholes model is used as the methodology to calculate grant date fair value ($1.55) and relied on the following weighted average assumptions and estimates for 2020 calculations: grant date share price and exercise price of $6.57, a factor of 0.8, expected stock price volatility of 35.0%, risk free interest rate of 0.93%, assumption of annual rate of dividends of 0.77%, and expected five year option life. The dollar amounts in this column for the financial years ended December 31, 2020, 2019 and 2018 represent Options which were granted by the Corporation during 2021, 2020 and 2019.
(3)	The amounts in this column represent the cash portion of AIP awards paid by the Corporation in respect of the financial year noted.
(4)	All other compensation includes payment of statutory deductions related to certain one-time compensation shares issued to certain NEOs, when they joined the Corporation.
(5)	Mr. O’Flaherty became a Director of the Corporation on May 30, 2017. Mr. O’Flaherty is an employee of the Company and does not receive any additional compensation for his role as a Director.
(6)	Mr. McIntyre was appointed President of the Corporation on November 25, 2019.
(7)	Each of Messrs. McIntyre and Beil were granted certain equity awards at each of their respective dates of commencement of employment with the Corporation.
(8)	Mr. Fargey and Mr. Bonney elected to receive 100% of their AIP earned for the financial year ended December 31, 2018 in Common Shares of the Corporation (in the case of Mr. Fargey, net of taxes owed). Mr. Beil elected to receive 25% of his AIP earned for the financial year ended December 31, 2018 in Common Shares of the Corporation. Mr. Pidcock elected to receive 25% of his LTIP earned for the financial year ended December 31, 2019 in Common Shares of the Corporation.
(9)	Warren Beil was appointed as General Counsel on June 1, 2018. Oggy Talic resigned as General Counsel, effective March 8, 2018. For information regarding the compensation of Mr. Talic please refer to the Management Information Circular dated April 25, 2018.
(10)	Brendan Pidcock was appointed as Vice President, Technical Services on September 1, 2020. Doug Ward retired as the Vice President, Technical Services, effective August 31, 2020. For information regarding the compensation of Mr. Ward please refer to the Management Information Circular dated May 11, 2020.

Former Named Executive Officers and Directors of the Corporation

During prior financial years, the Corporation paid compensation to former directors and NEOs. Please refer to the Management Information Circulars dated May 11, 2020, April 4, 2019, April 25, 2018 and April 28, 2017 for information regarding the compensation of former directors and NEOs of the Corporation. No compensation was paid to such individuals following their resignations as directors and executive officers.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all option-based and share-based awards outstanding at the end of the most recently completed financial year (December 31, 2020), including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested(2)	Market or Payout Value of Share- based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed
Dan O’Flaherty	75,000	1.08	April 10, 2021	444,750
CEO	249,944	2.80	April 28, 2022	1,052.264
	122,070	3.30	May 31, 2023	452,880	20,020	140,340	Nil
	263,363	5.18	April 3, 2024	481,954
	267,760	5.17	March 10, 2025	492,678
Ryan McIntyre President	268,313	5.83	December 12, 2024	316,609	64,322	450,897	Nil
Matt Fargey	150,000	2.80	April 28, 2022	631,500
CFO	219,725	3.30	May 31, 2023	815,180	10,880	76,269	Nil
	142,655	5.18	April 3, 2024	261,059
	145,520	5.17	March 10, 2025	267,757
Brendan Pidcock	50,000	6.48	August 9, 2024	26,500
VP Technical Services	89,255	5.17	March 10, 2025	164,229	Nil	Nil	Nil
Brent Bonney	150,000	2.80	April 28, 2022	631,500
VP Corporate Development	195,315	3.30	May 31, 2023	724,619	10,880	76,269	Nil
	142,655	5.18	April 3, 2024	261,059
	145,520	5.17	March 10, 2025	267,757
Warren Beil	125,000	3.30	May 31, 2023	463,750
General Counsel	131,683	5.18	April 3, 2024	240,980	21,760	152,538	Nil
	97,015	5.17	March 10, 2025	178,508

Notes:

(1)	Calculated using the closing price of the Corporation’s shares on the TSX on December 31, 2020, of C$7.01 and subtracting the exercise price of the in-the-money options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Corporation’s shares on the date of exercise.
(2)	This column reflects Restricted Share Units for which the restricted periods had not yet expired (and had not been deferred) as of December 31, 2020 and, as such, these Restricted Share Units remain unvested.
(3)	The figures in this column are calculated using the closing price of the Corporation’s shares on the TSX on December 31, 2020 of C$7.01.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year (December 31, 2020) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards – Value Vested(1)	Share-Based Awards – Value Vested	Non-Equity Incentive Plan Compensation Value Earned
Daniel O’Flaherty CEO	$184,976	Nil	Nil
Ryan McIntyre President	$42,930	Nil	Nil
Matt Fargey CFO	$332,883	Nil	Nil
Brendan Pidcock VP Technical Services	Nil	Nil	Nil
Brent Bonney VP Corporate Development	$295,902	Nil	Nil
Warren Beil General Counsel	$189,375	Nil	Nil

Note:

(1)	This amount is the dollar value that would have been realized if the Options had been exercised on the vesting date(s). Calculated using the closing price of the Common Shares on the TSX on April 3, 2020, May 31, 2020, August 9, 2020 and December 12, 2020 of $4.78, $6.33, $6.12, and $6.15, respectively, being the dates on which Options vested during the year ended December 31, 2020 and subtracting the exercise price of the in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Common Shares on the date of exercise.

Pension Plan Benefits

The Corporation and its subsidiaries do not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation and its subsidiaries have no defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Base Salary paid to each NEO during the 2020 financial year was paid pursuant to executive employment agreements for each of Daniel O’Flaherty, Ryan McIntyre, Matt Fargey, Brent Bonney, Brendan Pidcock and Warren Beil, respectively (the “Employment Agreements”).

The terms of the Employment Agreement for each of Daniel O’Flaherty, Ryan McIntyre Matt Fargey, Brent Bonney, Brendan Pidcock and Warren Beil include the following:

•	Base Salaries as set out in the summary Compensation table above.
•	Change of control provisions which stipulate that upon a change of control of the Corporation and if the NEO resigns for “good reason” and provides the Corporation with written notice, each of the NEOs are entitled to:
1.	the NEO’s Base Salary through to the date of his resignation;
2.	a cash payment equivalent to two times the sum of the respective Base Salary in addition to benefits in certain situations;
3.	a payment in lieu of further AIP and LTIP awards in an amount which shall be equal to two times the NEO’s average annual target AIP and LTIP payment for the two years immediately preceding the year in which the NEO’s resignation occurs;
4.	reimbursement of certain expenses; and

5.	payment for any vested Options granted to the NEO under the LTIP prorated based on the date of the NEO’s resignation.

•	“Good reason” is defined to mean any of the following:

1.	without the express written consent of the NEO, any material change or series of changes in the status of the NEO;
2.	a reduction by the Corporation in the NEO’s Base Salary;
3.	the taking of any action by the Corporation, or the failure by the Corporation to take any action, that would materially adversely affect the NEO’s participation in, or materially reduce the NEO’s benefits; or
4.	a material change to the NEO’s normal work location made unilaterally by the Corporation.

The following table describes the estimated potential payments and benefits under the Offers of Employment to which the Named Executive Officers would have been entitled if a termination of employment or change in control occurred on December 31, 2020 at which time Maverix’s Share price was $7.01 per Share. The actual amounts to be paid out can only be determined at the time of the NEO’s departure from the Corporation. The amounts reported in the table below do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. The amounts reported assume payment of all previously earned and unpaid salary, vacation pay and LTIP and AIP awards.

NEO	Termination on a Change of Control ($)
Daniel O’Flaherty
Cash severance	2,629,934
Payment for vested equity awards	3,064,867
Ryan McIntyre
Cash severance	2,473,819
Payment for vested equity awards	767,507
Matt Fargey
Cash severance	1,490,206
Payment for vested equity awards	2,051,764
Brendan Pidcock
Cash severance	1,281,040
Payment for vested equity awards	190,729
Brent Bonney
Cash severance	1,486,754
Payment for vested equity awards	1,961,203
Warren Beil
Cash severance	1,488,782
Payment for vested equity awards	1,035,775

•	Daniel O’Flaherty, Matt Fargey, Brent Bonney, Brendan Pidcock and Warren Beil were eligible for the following benefits: Extended Health and Group Insurance. Daniel O’Flaherty was paid a monthly fee equal to the Canadian dollar equivalent to the costs that the Corporation would incur if it were able to enroll Mr. O’Flaherty in the Extended Health and Group Insurance.

•	Ryan McIntyre was paid a monthly fee equal to the Canadian dollar equivalent to the costs that the Corporation would incur if it were able to enrol Mr. McIntyre, a resident of the United States, in the Extended Health and Group Insurance plans.

OTHER INFORMATION

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	3,479,533	4.32	1,453,480	(1)(2)
Equity compensation plans not approved by securityholders	Nil	Not applicable	Not applicable
Total	3,479,533	4.32	1,453,480

Notes:

(1)	A total of 626,092 Compensation Shares have been issued under the Option Plan as at the Record Date.

(2)	A total of 202,849 RSUs have been issued under the RSU Plan, which RSUs may be settled in cash or Common Shares. Pursuant to the terms of the RSU Plan the aggregate maximum number of Common Shares reserved for issuance under the RSU Plan from treasury shall not exceed 3,000,000 Common Shares.

Indebtedness of Directors and Officers

No Directors, Nominees, Officers or their respective associates or affiliates, or other Management of the Corporation were indebted to the Corporation as of the end of the most recently completed financial year or as at the date of this Circular.

Management Contracts

There are no management functions of the Corporation which are to any substantial degree performed by a person or company other than the Directors or Officers of the Corporation.

Interest of Management and Others in Material Transactions

Other than as set forth in this Circular and except for the fact that certain Directors and Officers are Shareholders, no informed person (as defined in NI 51-102) of the Corporation or Nominee and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction which in either case has materially affected or would materially affect the Corporation or any of its subsidiaries.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for the year ended December 31, 2020. The Corporation will provide to any person or company, upon request to the Chief Financial Officer of the Corporation at Maverix Metals Inc., Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Telephone: 604-449-9290, one copy of the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation’s two most recently completed financial years in respect to which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.

Copies of the above documents will be provided free of charge to security holders of the Corporation. The Corporation may require payment of a reasonable charge from any person or company who is not a security holder of the Corporation, who requests a copy of any such document. The foregoing documents are also available on SEDAR at www.sedar.com.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to Shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, March 24, 2021.

BY ORDER OF THE BOARD

“Daniel O’Flaherty”

Daniel O’Flaherty
Chief Executive Officer

APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS

MAVERIX METALS INC.

MANDATE OF THE BOARD OF DIRECTORS

Subject to the constating documents of Maverix Metals Inc. (the "**Company**") and applicable law, the Board of Directors of the Company (the "**Board**") has a responsibility for the stewardship of the Company, including the responsibility to supervise the management of and oversee the conduct of the business of the Company; provide leadership and direction to management and consider management's performance in conjunction with the Company's compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals.

The Board's fundamental objective is to protect and preserve shareholder value by fostering strong corporate governance practices through its leadership and direction of management and guidance of the Company's strategic direction.

COMPOSITION

A majority of the Board shall be independent from the Company. For the purposes of this Mandate, the definition of "**independent**" shall be the definition set out in National Instrument 52-110 *Audit Committees*, namely that a director is independent if they have no direct or indirect relationship with the Company that could, in the view of the other members of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. In addition, pursuant to United States securities laws, an independent member of the Board may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries (other than compensation earned as a result of the services as a Board member); nor be an affiliated person, as such term is defined in Rule 10A-3 of the *Securities and Exchange Act of 1934*, of the Company or any of its subsidiaries.

Members of the Board shall also possess the necessary skills, expertise, diversity, competencies that the Board is expected to possess. In addition, the members of the Board will be required to satisfy criteria as may be determined by the Toronto Stock Exchange from time to time.

The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders. The Nominating and Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose nominees to the shareholders for election as directors for the ensuing year.

DUTIES AND RESPONSIBILITIES

a. A principal responsibility of the Chairman of the Board (the "**Chairman**") will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chairman need not be independent of management, however, if the Chairman is not independent then the Board shall consider appointing a Lead Director, at the recommendation from the Nominating and Governance committee.

b. The Board will ensure that proper limits are placed on management's authority.

c. In conjunction with each annual general meeting, the Board shall:

    i. appoint a Chairman;

UPDATED AND APPROVED BY THE BOARD: May 14, 2020

ii. appoint the senior officers of the Company and approve the senior management structure of the Company; and

iii. appoint committees of the board, including a Nominating and Governance Committee, Compensation Committee and an Audit Committee. In due course and when considered appropriate, the Board may establish additional committees, including a Human Resources and Compensation Committee, and a Finance Committee, however as of the date this mandate was approved, it is the Board's intention that the duties of these committees will be administered by the Board as a whole.

d. The Board will ensure that it adopts and maintains appropriate mandates, charters and position descriptions for: the Board, the Chairman, the CEO, the committee chairs, as well as for the committees themselves;

e. The Board shall be responsible for monitoring the performance of the CEO and determining the compensation of the CEO. The Board will receive reports and recommendations from the Chairman on both CEO performance and compensation in connection therewith;

f. From time to time, the Board may appoint special committees to assist the Board in connection with specific matters; and

g. The Board shall meet not less than four times during each fiscal year. The Board will also meet at any other time at the call of the Chairman or any director, subject to the constating documents of the Company.

Management Oversight

The Board will ensure the Company has management with the appropriate skillset and experience. This responsibility is carried out primarily by:

a. appointing the CEO as the Company's business leader and developing criteria and objectives against which the Board will assess, on an ongoing basis, the CEO's individual performance;

b. developing and approving corporate objectives which the CEO is responsible for meeting, and assessing the CEO against these objectives; and

c. developing a position description for the CEO and reviewing performance against such description.

Strategic Planning Process and Risk Management

a. The Board is responsible for adopting, supervising and providing guidance on the strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the Company's business.

b. The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of annual and long-term corporate objectives for the Company, which are to be reviewed and approved not less than annually, by the Board.

c. The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.

MAVERIX METALS INC. FINAL

d. The Board will provide guidance to the CEO and senior management team with respect to the Company's ongoing strategic plan. The Board is responsible for monitoring the success of management in implementing the approved strategies and goals.

Internal Controls and Management Information Systems

Through the CEO, management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

COMMUNICATIONS

a. The Board will monitor and periodically review the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including:

    i. effective means to enable shareholders to communicate with senior management and the Board; and

    ii. effective channels by which the Company may interact with analysts and all other stakeholders.

b. The Board will review and if necessary, approve the content of the Company's major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, the Annual Information Form and any prospectuses that may be issued.

c. The Board will establish and maintain a disclosure policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

d. All directors will have open access to the Company's senior management.

e. The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

SUCCESSION PLANNING

The Board will regularly consider and develop succession plans for the Chairman, CEO and senior management personnel.

BOARD INDEPENDENCE

The Board will, where deemed desirable or necessary, implement appropriate structures and procedures to ensure that the Board can function independently of management which may include:

a. the institution of regular meetings of independent directors at every quarterly Board meeting, without the presence of management.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The Nominating and Governance Committee, in conjunction with the Chairman and the CEO, is responsible for ensuring that new directors are provided with an orientation and education program.

MAVERIX METALS INC. FINAL

The Board will assist the Nominating and Governance Committee in establishing and maintaining an ongoing director education program.

GENERAL OBLIGATIONS

a. Approve all significant acquisition plans and oversee the establishment of priorities for the allocation of funds and financing to various acquisitions.

b. Approve all expenditure items proposed by the Company as required in the Company's Spending Policy.

c. Approve any policy for hedging and forward sales of the Company's products (including but not limited to gold, silver or base metals).

d. Approve all significant policies which in the opinion of the Board would have a direct impact on how the Company carries on its business or on how the Company would be perceived by its stakeholders.

e. Approve any policy for management of foreign currency risk.

f. Approve the annual budget.

g. Approve any material Company financing(s), including but not limited to: the issue of equity, debentures, convertible debentures, and bank or other borrowings.

h. Attend, prepare for and be actively involved in regular Board meetings and, if applicable, Board committee meetings.

i. With the assistance of the Nominating and Governance Committee, develop the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

j. Adopt and monitor, through the Nominating and Governance Committee, a formal "Code of Ethical Conduct" that will govern the behaviour of directors, officers and employees of the Company, and, in appropriate circumstances, grant waivers from such code of business conduct.

INDEPENDENT ADVISORS

The Board and any committees may at any time retain outside financial, legal or other advisors at the reasonable expense of the Company. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of the Company.

MAVERIX METALS INC. FINAL